FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

extra
mini
ASSAÍ ATACADISTA
éxito

(FreeTranslation into English from the
Original Previously Issued in Portuguese.)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

GPA

For the power of choice

multivarejo ASSAÍ ATACADISTA grupo éxito

minuto
Pão de Açúcar
Pão de Açúcar

Companhia Brasileira de Distribuição Consolidated Financial Statements Years ended December 31, 2019 and 2018

Index

Message from management	3
Report of audit committee	5
Management statement on the financial statements	8
Management statement on the independent auditor’s report	9

Financial statements

Consolidated Balance Sheet	10
Consolidated Statement of operations	12
Consolidated Statement of comprehensive income	13
Consolidated Statement of changes in shareholders’ equity	14
Consolidated Statement of cash flows	16
Consolidated Statement of value added	18
Notes to the consolidated financial statements	19

MESSAGE FROM MANAGEMENT

In 2019 we strengthened our presence in the Brazilian market as a multi-business, multi-format and multi-region company as a result of the strategic management of our portfolio, as well as by positioning and adjusting the value proposition of banners and the offering of products and services to match the needs of our clients.

With the divestment of our entire interest in Via Varejo, concluded in June, we focused 100% of our operations on food retail and took an important step in the process of structure simplification of Casino Group, our parent company, in Latin America. The acquisition of 96.57% of the capital stock of Grupo Éxito, which is now part of GPA’s portfolio, expanded our operations to other countries and was carried out with a high level of transparency, enabling the creation of greater value for our stakeholders. GPA has established itself as South America’s largest food retail company by absorbing Grupo Éxito, the retail market leader in Colombia and with operations in Uruguay and Argentina. In this context, we were pleased to receive the approval of the Board of Directors and our shareholders for GPA’s migration to Novo Mercado, the special listing segment of B3. We expect to conclude the Company’s admission in the first quarter of 2020.

We took important strides, despite a challenging economic scenario in which consumption was sharply affected by high unemployment rates: gross sales in Brazil increased 10.2% from the prior year, ending 2019 at R$59.1 billion. The group’s consolidated sales, including Éxito’s results in December, reached R$61.5 billion in the year. We also registered 7.9% growth in EBITDA, which totaled R$4.0 billion, and net income of R$790 million.

We maintained the strong growth of the Assaí banner, with an increase of more than R$ 5 billion in sales and continued growth in customer traffic and market share, despite a strong comparison base, and profitability evolution. With record store openings in a single year, the 22 new stores inaugurated confirm the successful expansion strategy of the model, which is already fully embedded in the routine of Brazilian consumers.

At Multivarejo, we took a major step in building a portfolio that better meets the clients’ needs, as well as reinforce consumers’ power of choice, thus ensuring a better offering of products and services. All in all, 122 stores were renovated, converted or inaugurated in the year, making us more confident for 2020.

Our focus on improving our clients’ shopping experience was materialized with the renovation of Pão de Açúcar stores under the concept of last generation stores, presenting a multi-channel, multi-sensory and multi-solution space. By the end of 2019, the 46 renovated stores already accounted for 40% of the banner’s revenue, delivering significant outstanding performance within the business unit in terms of sales and profitability.

Also noteworthy is the process of conversion of Extra supermarket stores into Compre Bem and Mercado Extra stores, reaching 70% of the business portfolio, matched by significant growth in sales, volume and customers. The Proximity business continues to soar, thanks to its effective value proposition, as evidenced by the continuous increase in sales - seven consecutive quarters of growth - and profitability gains throughout the year.

Our Private-Label Brands, an important pillar of loyalty-building and profitability of our business, had their portfolio completely revamped with the launch of more than 1,500 products and entry into new categories, which increased the share of sales and a more integrated strategy for the Group’s different businesses.

We continue to strengthen the GPA ecosystem and advance in our digital transformation strategy in a continuous process of integrated evolution of online and offline solutions, reaffirming our leadership in the food e-commerce segment, which grows more than 40% in the year.

With innovation present in our DNA, one year after the commercial partnership with the startup Cheftime, we acquired the foodtech in November 2019 and accelerated its development; we also expanded the James Delivery operation to 19 cities and created Brazil’s first retail coalition program - Stix Fidelidade - in partnership with Raia Drogasil, the leader in the Brazilian drugstore market.

As an agent of change in society, we have as our Company’s sustainability guidelines the purpose of promoting conscious consumption and supply, minimizing our environmental impact, contributing with transformations in our entire value chain, valuing our people by promoting inclusion and diversity; and strengthening our relationships and engagement to the society that we are part of. Our initiatives on these fronts are executed through a transparent management whose cornerstone is to integrate sustainability into the Group’s strategy and business model, aiming for economic, social and environmentally sustainable results.

With the conviction that we can and must create positive impact, including the contribution for a more inclusive and representative society, we sought to achieve our commitment to increase the number of employees that are: disabled, over 60 years old, youngsters, women, and of color for leadership positions. As part of our progress on our diversity goals, we reinforced agendas that fight racial discrimination and promote LGBTQIA+ rights. With the goal of advancing towards gender equality, we implemented our Leadership Development Program for Women, reaching more than 200 female managers, and proudly received in 2019 the Women in Leadership Award from Valor Econômico in the retail category, as well as the WEP’s Award (Women’s Empowerment Principles) from ONU Mulheres in the bronze category.

The year 2020 has shown a positive outlook, in light of signs of improvement in the country’s macroeconomic scenario, combined with the results that countless work fronts and the rollout of the strategic business plan will bring to the Company.

This year, we will focus heavily on the hypermarket format, with the project to reformulate the stores’ portfolio. We will maintain Assaí’s expansion plan in full swing, with new organic stores and hypermarkets conversions, and will once again invest in the organic growth of Pão de Açúcar, in addition to the renovation of new stores under the last generation concept, and of Minuto Pão de Açúcar.

All digital transformation fronts will continue in a process that is further integrated with business, guided by the alignment of the four fundamental pillars: profitability, scalability, cost reduction and better customer experience.

To execute this plan, we count on a highly engaged team of more than 110,000 employees, the support of our shareholders, partnerships with our suppliers and the trust of our customers. The relationships we forge are strengthened by our commitment to serve our customers and contribute to society, supporting initiatives with the highest impact and growing in a sustainable manner for the prosperity of all.

Peter Estermann - Chief Executive Officer

Report of the Audit Committee - Fiscal year 2019

Introductory remarks

The Audit Committee (the "Committee") of Companhia Brasileira de Distribuição (the "Company" or “GPA”) is defined in the bylaws as a statutory advisory body directly bound to the Board of Directors.

The responsibilities and duties of the various governance bodies that interact with the Audit Committee are identified on the Company's Investor Relations portal that can be accessed at the following address: http://www.gpari.com.br/

Committee activities in 2019

MEETINGS

In 2019 the Committee held 18 sessions, 7 of which were scheduled in advance according to the official annual calendar, and the remaining 11 were extraordinary. The meetings were attended by members of the Executive Board of Officers, internal auditor and other managers of the Company, and 9 of such meetings were also attended by independent auditors.

The Committee, or through its members, individually and/or jointly, also held sessions with the Company's CEO, its CFO and the Deputy Vice President of the Board of Directors, as well as with the Officers responsible for the Company's Business Units, aiming at having a detailed knowledge of the operations and the key risks and mitigation actions connected to each corresponding area.

The Coordinator periodically reported to the Board of Directors the main topics addressed by the Committee in its meetings, accompanied by the External Auditors whenever applicable.

INTERACTION WITH INTERNAL AND INDEPENDENT AUDITORS

The Coordinator of the GPA/CBD Committee periodically interacted with the Internal Audit of Casino Group, which is GPA's controlling shareholder based in France, aiming at exchanging experiences and best governance practices.

The Committee worked intensively with the Company's Internal Audit Officer (accompanied, when applicable, by the risk area coordinator), as well as with the key partners and the E&Y Independent Audit team. Except for emerging issues that arose, the following topics were the Committee's permanent agenda with the Auditors, both Internal and independent:

- knowledge of the composition and the declared level of experience of the designated teams;

- periodic training program for internal auditors;

- semiannual and/or annual work plan, as appropriate, for the performance of their duties;

- periodic follow-up, with pertinent inquiries of causes and corrective measures, on deviations from previously submitted work plans;

- knowledge of the conclusions, whether partial or final, of the works performed or being performed by the internal and independent auditors in the exercise of their duties; summoning the manager responsible for issues reported by the auditors, when applicable, to provide clarification and detail of any corrective measures;

Also, in view of the acquisition process of the former GPA co-parent company, Almacenes Éxito S.A. (“Éxito Group”) completed at the end of 2019, in January 2020 the Committee started the process of interacting with the Management members of Éxito Group and its independent auditors aiming at monitoring the consolidation of Éxito Group's balance sheet into GPA and confirming the alignment with the accounting practices adopted by GPA.

In addition to following up such balance sheet consolidation process, the Committee became aware of the Internal Audit, Risk Management, and Compliance practices adopted by the Éxito Group, anticipating a periodic monitoring program for such issues of Éxito Group and its subsidiaries.

•        Contingencies and Allowances

Over year 2019 the Committee periodically monitored GPA contingencies, following up related allowances and giving special attention to the progress of tax and labor claims.

•        Transactions with Related Parties

Pursuant to the procedures and responsibilities described in the Policy on Transactions with Related Parties, the Committee evaluated concrete cases of compliance with the procedures set out in such Policy to discuss and decide on cases that are subsequently forwarded to the Board of Directors' resolution.

As regards the topic of Transactions with Related Parties, it is worth mentioning that the Committee reviewed and confirmed the compliance with the provisions set forth in the Company's Policy on Transactions with Related Parties connected to the launch of a public offer with a view to acquire Éxito Group.

It is worth highlighting that, in the operation to acquire control of Éxito Group, a Special Committee composed by Independent Directors was created to monitor and review the conditions of such transaction, which was deemed as a transaction between related parties; such Special Committee reported directly to the GPA Board of Directors expressing its agreement with the proposed conditions.

•        Accounting Issues

With the Accounting Board, the Committee has reviewed and discussed, prior to the release of every quarterly results and the results for the fiscal year ended on December 31, 2019, the information contained in the Financial Statements and the Notes thereto, and the Independent Auditors have always followed it up.

•        Tax Issues

Over year 2019 the Committee monitored the implementation of the system for controlling taxes on purchases, transfers, and sales, which included the implementation of solutions through a system and the review/creation of processes to standardize and organize the generation of information related to tax rules, product payment, calculation of taxes, accounting inventory management, and basic registration data.

In addition, the Committee members held discussions with the Company about the methodology for monetizing tax credits, as well as kept monitoring, on a quarterly basis, compliance with the credit consumption schedule, with a special focus on the allowance amounts.

•        Compliance

Over year 2019 the Committee kept supervising the Company's Compliance area, which focused on monitoring the supplier base aiming at mitigating risks of fraud, corruption, and conflicts of interest, monitoring government agreements and revising the Code of Ethics to adapt it to the Novo Mercado [i.e., Updated Listing Rules for the New Brazilian Stock Exchange Market, so-called B3, which became effective on Feb. 2, 2018], and became aware of the training and qualifications for GPA's employees and suppliers carried out during the year.

•        Internal Controls

The Committee maintained constant supervision of all activities carried out by the area responsible for internal controls over 2019, focused on compliance with the obligations provided for in SOX.

•        Whistle-blowing Channel

The Audit Committee regularly monitored the most relevant complaints received through the internal communication channel (Whistle-blowing) in a confidential manner and without identifying the whistle-blower.

•        Risks

The Audit Committee carried out an extensive work with the Risk Management team in order to adopt a methodology for determining a Risk Matrix, which will be the subject of deliberation by the Company's Board of Directors.

Recommendations by the Audit Committee

Suggestions for improvements in internal processes and procedures have been submitted by the Committee and addressed by the Company in a timely manner.

Other topics

The Audit Committee took notice about the Material Fact disclosed by Via Varejo S.A in December 12, 2019, about anonymous complaint about supposed signs of accounting irregularities in the mentioned company. It also took notice about the Communication to the Market disclosed by GPA in the same date, refuting the content of the mentioned Relevant Fact.  This Committee did not receive information about any fact or sign that could corroborate with the content of the mentioned Relevant Fact of Via Varejo S.A.

Without prejudice to the technical reservation included by the independent auditors in its Audit Report, this Committee is not aware of any elements that could indicate the need for adjustments to the GPA Financial Statements.

Conclusion

The Audit Committee believes that all relevant matters that came to its knowledge and are described in this Report are appropriately disclosed in the Management's Report, in the Financial Statements and its corresponding Notes related to the fiscal year ended on December 31, 2019, which were audited by EY, recommending that they be forwarded for deliberation by the Board of Directors and submitted for approval by CBD's General Shareholders' Meeting.

Sao Paulo (SP, Brazil), February 19, 2020.

Luiz Nelson Guedes de Carvalho - Coordinator of the Committee; Accounting, Financial and Auditing Specialist.

Eleazar de Carvalho Filho

Renan Bergmann

Gisélia da Silva

Management statement on the financial statements

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009,  as amended, the Directors stated that have reviewed, discussed and agreed with the Company´s Financial Statement related to the year ended 2019, authorizing the conclusion on this date.

São Paulo, February 19, 2020.

Directors

Peter Estermann

President

Christophe José Hidalgo

Vice President of Finance

Isabela Cadenassi

Investor’s relationship Director

Management statement on the independent auditor’s report

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009, as amended, the Directors stated that have reviewed, discussed and agreed with to the Independent Registered Public Accounting Firm Report over the Company´s Financial Statements for the year ended 2019, issued on this date.

The Company's Management was informed by the independent auditor about the need to include a technical qualification reservation in its Independent Auditors' Report. Management fully ratifies the terms of the Notice to the Market, as per Note 1.1 and trusts the withdrawal of the said technical as soon as the private investigations in Via Varejo are concluded.

São Paulo, February 19, 2020.

Directors

Peter Estermann

President

Christophe José Hidalgo

Vice President of Finance

Isabela Cadenassi

Investor’s relationship Director

Companhia Brasileira de Distribuição Balance Sheets Years ended December 31, 2019 and 2018 (In millions of Reais)

		Parent Company			Consolidated
	Note	12.31.2019	12.31.2018	01.01.2018	12.31.2019	12.31.2018	01.01.2018
			Restated			Restated
Current assets
Cash and cash equivalents	6	2,863	2,935	2,868	7,954	4,369	3,792
Trade accounts receivable, net	7	256	274	428	727	384	618
Other receivable	8	168	291	253	381	302	267
Inventories, net	9	3,358	3,606	3,042	8,625	5,909	4,822
Recoverable taxes	10	516	316	360	1,627	679	596
Derivative financial instruments	19.1	45	-	-	73	43	-
Other current assets		114	118	119	287	145	131
Assets held for sale	33.1	171	2,064	1,948	218	29,018	26,746
Total current assets		7,491	9,604	9,018	19,892	40,849	36,972

Noncurrent assets
Trade receivables, net	7	1	4	80	1	4	80
Other receivables	8	156	128	447	192	128	642
Recoverable taxes	10	1,735	1,813	1,465	2,702	2,745	1,747
Derivative financial instruments	19.1	2	35	12	13	44	28
Deferred income tax and social contribution	21	285	266	242	354	298	252
Related parties	11	248	341	206	104	34	25
Restricted deposits for legal proceedings	22.7	639	624	609	795	776	762
Other noncurrent assets		9	17	8	94	17	7
Investments	12	7,730	4,418	3,250	749	203	156
Investment properties	14	-	20	21	2,863	20	21
Property and equipment, net	15	9,435	9,264	9,602	22,792	14,052	13,292
Intangible assets, net	16	1,909	1,816	1,147	7,440	2,818	1,878
Total noncurrent assets		22,149	18,746	17,089	38,099	21,139	18,890
Total assets		29,640	28,350	26,107	57,991	61,988	55,862

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição Balance Sheets Years ended December 31, 2019 and 2018 (In millions of Reais)

		Parent Company			Consolidated
	Note	12.31.2019	12.31.2018	01.01.2018	12.31.2019	12.31.2017	01.01.2017
			Restated			Restated
Current liabilities
Trade payable, net	17	5,022	5,604	5,377	14,887	9,246	8,128
Borrowings and financing	18	2,016	1,306	1,177	3,488	1,981	1,200
Lease liabilities	23	533	431	386	937	507	445
Payroll and related taxes		392	433	441	980	686	640
Taxes, installment and contributions payable	20	203	236	228	531	370	301
Related parties	11	234	316	387	215	145	153
Dividends payable	25,3	156	57	78	168	57	78
Financing of properties		127	68	95	231	149	116
Deferred revenue	24	60	89	28	365	250	146
Transfer to third parties		10	11	14	164	11	14
Acquisition of Companies Non-controlling shareholders	19.3	-	20	-	466	20	-
Other current liabilities		465	231	183	703	289	227
Liabilities related to assets held for sale	33	-	-	-	-	23,876	21,947
Total current liabilities		9.218	8,802	8,394	23.135	37,587	33,395

Noncurrent liabilities
Borrowings and financing	18	3,356	3,290	2,741	10,706	3,392	3,193
Lease liabilities	23	4,388	4,239	3,945	7,730	5,280	4,822
Deferred income tax and social contribution	21	-	-	-	748	523	347
Tax payable in installments	20	376	471	566	376	471	566
Provision for risks	22	940	987	812	1,305	1,235	1,107
Deferred revenue	24	24	10	22	26	13	22
Provision for losses on investiment in associates	12	385	279	201	386	279	201
Other noncurrent liabilities		33	38	42	68	49	53
Total noncurrent liabilities		9,502	9,314	8,329	21,345	11,242	10,311

Shareholders’ equity	25
Share capital		6,857	6,825	6,822	6,857	6,825	6,822
Capital reserves		447	413	355	447	413	355
Earning reserves		3,529	3,062	2,256	3,529	3,062	2,256
Other comprehensive income		107	(66)	(49)	107	(66)	(49)
		10,940	10,234	9,384	10,940	10,234	9,384
Non-controlling interest		-	-	-	2,571	2,925	2,772
Total shareholders’ equity		10,925	10,234	9,384	13,496	13,159	12,156

Total liabilities and shareholders’ equity		29,660	28,350	26,107	57,991	61,988	55,862

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição Statements of Operations Years ended December 31, 2019 and 2018 (In millions of Reais)

		Parent Company		Consolidated
	Note	12.31.2018	12.31.2017	12.31.2018	12.31.2017
			Restated		Restated

Net operating revenue	26	25,807	26,197	56,635	49,388
Cost of sales	27	(19,062)	(18,795)	(44.,451)	(37,779)
Gross profit		6,745	7,402	12,184	11,609
Operating expenses, net
Selling expenses	27	(4,492)	(4,618)	(7,431)	(6,553)
General and administrative expenses	27	(741)	(760)	(923)	(1,049)
Depreciation and amortization		(947)	(888)	(1,413)	(1,202)
Share of profit of associates	12	965	1,149	(10)	28
Other operating expenses, net	28	(230)	(176)	(459)	(203)
		(5,445)	(5,293)	(10,236)	(8,979)
Profit from operations		1,300	2,109	1,948	2,630

Financial expenses, net	29	(955)	(921)	(1,206)	(1,061)

Income before income tax and social contribution		345	1,188	742	1,569

Income tax and social contribution	21	133	49	(244)	(413)

Net income for the year from continued operations		478	1,237	488	1,156
Net income for the year from discontinued operations		312	(88)	348	128
Net income for the year		790	1,149	836	1,284
Attributed to:
Controlling shareholders from continued operations		478	1,237	478	1,156
Controlling shareholders from discontinued operations		312	(88)	312	(7)
Total of controlling shareholders		790	1,149	790	1,149

Non-controlling interest - Continued Operations		-	-	11	-
Non-controlling shareholders from- discontinued operations		-	-	36	135
Total of non-controlling from shareholders		-	-	46	135

Earnings per share (Weighted average cost - R$)	30	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Basic
Common – continued and discontinued operations		2.78358	4.05428	2.78358	4.05428
Common – continued operations		1.68424	4.08054	1.68424	4.08054
Preferred – continued and discontinued operations		3.06194	4.46233	3.06194	4.46233
Preferred – continued operations		1.85267	4.48859	1.85267	4.48859

Diluted
Common – continued and discontinued operations		2.78647	4.05428	2.78647	4.05428
Common – continued operations		1.68569	4.08054	1.68569	4.08054
Preferred – continued and discontinued operations		3.05272	4.43170	3.05272	4.43170
Preferred – continued operations		1.84709	4.45796	1.84709	4.45796

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição Statements of Comprehensive Income Years ended December 31, 2019 and 2018 (In millions of Reais)

	Parent company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
		Restated		Restated
Net income for the year
-Items that may be subsequently reclassified to statement of operations:	790	1,149	836	1,284
Foreign currency translation	151	(26)	214	(26)
Fair value of trade receivable	(5)	9	(15)	17
Income taxes related to other comprehensive income	5	-	5	-
-Items that will not be reclassified subsequently to statement of operations:	6	-	16	-
Other comprehensive income	(2)	-	(2)	-
Comprehensive income for the year	945	1,132	1.054	1,275

Attributed to:
Controlling shareholders			945	1,132
Non-controlling shareholders			109	143
			1,054	1,275

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição Statements of Changes in Shareholders' Equity Years ended December 31, 2019 and 2018 (In millions of Reais)

		Capital reserves		Earnings reserves
Restated	Share Capital	Other Reserves	Stock Options	Legal	Expan-sion	Treasury Shares	Earnings Retention	Grant reserve	Accumula-ted profit (loss)	Other comprehensive results	Equity attributed to the controlling share-holders	Participation of non-controlling shareholders	Total
Balance at December 31, 2017 previously presented	6,822	7	348	457	2,728	(7)	(4)	-	(114)	(49)
Adjustment retrospective application (see note 5.1.4)	-	-	-	-	-	-	-	-	(804)	-	(804)	(81)	(885)
Balance at January 1, 2018	6,822	7	348	457	2,728	(7)	(4)	-	(918)	(49)	9,384	2,772	12,156
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	1,149	-	1,149	135	1,284
Foreign currency translation	-	-	-	-	-	-	-	-	-	(26)	(26)	-	(26)
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	9	9	8	17
Comprehensive income for the year	-	-	-	-	-	-	-	-	1,149	(17)	1,132	143	1,275

Capital increase	3	-	-	-	-	-	-	-	-	-	3	-	3
Stock options granted	-	-	44	-	-	-	-	-	-	-	44	-	44
Stock options granted - subsidiaries	-	-	14	-	-	-	-	-	-	-	14	6	20
Appropriation of net income to legal reserve	-	-	-	60	-	-	-	-	(60)	-	-	-	-
Increase reserve	-	-	-	-	(211)	-	-	58	153	-	-	-	-
Interest on own capital	-	-	-	-	(13)	-	-	-	(261)	-	(274)	-	(274)
Proposed dividends (Note 25.3)	-	-	-	-	-	-	-	-	(56)	-	(56)	-	(56)
Gain (Loss) Ownership Interest	-	-	-	-	-	-	(4)	-	-	-	(4)	1	(3)
Transactions with non-controlling interests	-	-	-	-	-	-	(2)	-	(7)	-	(9)	3	(6)
Balance at December 31, 2018	6,825	7	406	517	2,504	(7)	(10)	58	-	(66)	10,234	2,925	13,159

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição Statements of Changes in Shareholders' Equity Years ended December 31, 2019 and 2018 (In millions of Reais)

		Capital reserves		Earnings reserves									Total
	Share Capital	Other Reserves	Stock Options	Legal	Expan-sion	Treasury Shares	Earnings Retention	Grant reserve	Accumu-lated profit (loss)	Other compre-hensive results	Equity attributed to the contro-lling sharehol-ders	Participation of non-controlling share-holders
Balance at December 31, 2018 - Restated	6,825	7	406	517	2,504	(7)	(10)	58	-	(66)	10,234	2,925	13,159
Other comprehensive income:
Net income for the year	-	-	-	-	-	-	-	-	790	-	790	46	836
Foreign currency translation	-	-	-	-	-	-	-	-	-	151	151	63	214
Fair value of trade receivable	-	-	-	-	-	-	-	-	-	(5)	(5)	(10)	(15)
Income taxes related to other comprehensive income	-	-	-	-	-	-	-	-	-	6	6	10	16
Cash flow hedge	-	-	-	-	-	-	-	-	-	5	5	-	5
Other comprehensive income	-	-	-	-	-	-	-	-	-	(2)	(2)	-	(2)
Comprehensive income for the year	-	-	-	-	-	-	-	-	790	155	925	109	1,054

Capital increase (Note 25)	32	-	-	-	-	-	-	-	-	-	32	-	32
Stock options granted	-	-	29	-	-	-	-	-	-	-	29	-	29
Stock options granted to subsidiaries	-	-	5	-	-	-	-	-	-	-	5	4	9
Appropriation of net income to legal reserve	-	-	-	39	-	-	-	-	(39)	-	-	-	-
Interest on own capital	-	-	-	-	(137)	-	-	-	(37)	-	(174)	-	(194)
Reservation constitution	-	-	-	-	549	-	-	-	(549)	-	-	-	-
Proposed dividends (note 25.3)	-	-	-	-	-	-	-	-	(156)	-	(156)	(38)	(189)
Transactions with non-controlling interests	-	-	-	-	-	-	16	-	(4)	-	12	343	355
Acquisition of companies	-	-	-	-	-	-	-	-	-	-	-	2,519	2,519
Deconsolidation Via Varejo	-	-	-	-	-	-	-	-	(5)	18	13	(3,291)	(3,278)
Balance at December 31, 2019	6,857	7	440	556	2,916	(7)	6	58	-	107	10,940	2,571	13,511

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição Statement of Cash Flows Years ended December 31, 2019 and 2018 (In millions of Reais)

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
		Restated		Restated
Cash flow provided by operating activities
Net income for the year	790	1,149	836	1,284
Adjustments to reconcile net income net cash provided by (used in) operating activities:
Deferred income tax (note 20)	(23)	(26)	147	235
Loss (gain) on disposals of property and equipment	30	(145)	88	17
Depreciation and amortization	1,063	985	1,559	1,322
Interest and monetary variations	938	878	1,668	1,730
Adjust to present value	1	3	1	3
Equity income (note 12)	(965)	(1,149)	(6)	(69)
Provision for lawsuits	29	240	194	730
Provision for losses and losses	-	(2)	-	29
Share-based payment	34	41	38	41
Estimated loss on loan losses (note 8.1)	17	4	263	634
Provision for obsolescence and breakdown (Note 9.2)	-	(5)	16	(6)
Revenue to be appropriated (Note 24)	(25)	(23)	(344)	(478)
Gain on write-off of lease liabilities	(92)	(34)	(116)	(80)
Other operating income / expenses	39	9	18	(369)
Gain on sale of subsidiary	(598)	-	(598)	-
	1,238	1,925	3,774	5,023
Changes in operating assets and liabilities
Trade receivables	5	242	(14)	(326)
Inventories	246	(559)	(175)	(1,475)
Recoverable taxes	(138)	(307)	(289)	(1,350)
Other assets	98	(35)	(173)	(34)
Related parties	(2,256)	(228)	(81)	166
Restricted deposits for legal proceedings	(27)	(22)	(6)	(1)
Trade payables	(579)	227	(1,215)	2,149
Payroll, related taxes	(41)	(8)	(131)	36
Taxes and social contributions payable	(53)	(132)	(15)	249
Income tax and contributions paid	(93)	-	(231)	(410)
Payments of risks	(109)	(117)	(453)	(1,021)
Deferred revenue	117	58	173	1,032
Other liabilities	49	2	(52)	193
Dividends and interest on own capital receivable	306	141	23	36
	(2,475)	(738)	(2,639)	(756)

Net cash provided by the operating activities	(1,237)	1,187	1,135	4,267

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição Statement of Cash Flows Years ended December 31, 2019 and 2018 (In millions of Reais)

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
		Restated		Restated
Cash flow from investing activities
Capital increase in subsidiaries	-	(22)	-	-
Acquisition of property, plant and equipment (Note 15.4)	(909)	(385)	(2,462)	(1,649)
Increase in intangible assets (note 16.3)	(160)	(318)	(320)	(715)
Sale of fixed assets	148	407	511	467
Payament of Éxito acquisition net of cash	-	-	(3,309)	-
Cash received in the sale of Via Varejo	2,513	-	2,326	-
Acquisition of investment property (Note 14)	-	-	(12)	-
Net cash used in investment activities	1,592	(318)	(3,266)	(1,897)

Cash flow from financing activities
Capital increase	32	3	32	3
Funding and refinancing (Note 18.2)	2,259	2,903	13,604	9,139
Loan and financing payments (Note 18.2)	(1,615)	(2,582)	(9,952)	(8,687)
Liability payments	(843)	(782)	(1,498)	(1,743)
Dividend payment	(229)	(342)	(268)	(351)
Acquisition of partnership	(31)	(2)	(31)	(1)
Transactions with non-controlling interests	-	-	7	(1)
Net cash generated (invested) in financing activities	(427)	(802)	1,894	(1,641)

(Loss) gain cash and cash equivalents net	(72)	67	(237)	729
Exchange variation on cash and cash equivalents	-	-	111	-

Cash and cash equivalents at the beginning of the year	2,935	2,868	8,080	7,351
Cash and cash equivalents at the end of the year	2,863	2,935	7,954	8,080

	12.31.2019	12.31.2018
Cash and cash equivalents reconciliation:
Cash and cash equivalents as per the cash flow	7,954	8,080
Cash and cash equivalents as per the balance sheet	7,954	4,369
Cash included in “assets held for sale and discontinued operations”	-	3,711

The main non-cash transactions are disclosed in note 32.

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição Statement of Value Added Years ended December 31, 2019 and 2018 (In millions of Reais)

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
		Restated		Restated
Revenues
Gross sales of goods and service	28,006	28,394	61,544	53,615
Allowance of estimated loss on trade receivables	1	(4)	(1)	(4)
Other revenues	265	468	633	500
	28,272	28,858	62,176	54,111
Products acquired from third parties
Costs of sales	(19,263)	(19,041)	(46,150)	(39,383)
Materials, energy, outsourced services and other	(3,122)	(3,493)	(5,164)	(4,602)
	(22,385)	(22,534)	(51,314)	(43,985)

Gross value added	5,887	6,324	10,862	10,126

Retention
Depreciation and amortization	(1,063)	(985)	(1,559)	(1,322)

Net Value Added Produced	4,824	5,339	9,303	8,804

Value added received in transfer
Share of profit of associates	965	1,149	(10)	28
Financial income	171	184	485	256
Others (net income of discontinued operations)	312	(88)	348	128
	1,448	1,245	823	412

Total value added to distribute	6,272	6,584	10,126	9,216

Personnel	3,173	3,234	4,907	4,462
Direct compensation	1,969	1,962	3,211	2,780
Participation	400	439	422	472
Benefits	617	662	999	971
Government severance indemnity fund for employees (FGTS)	187	171	275	239
Taxes, fees and contributions	1,176	1,018	2,660	2,049
Federal	393	307	857	912
State	473	511	1,347	895
Municipal	310	203	456	242
Value distributed to providers of capital	1,133	1,183	1,713	1,421
Interest	1,123	1,172	1,679	1,390
Rentals	10	11	34	31
Value distributed to shareholders	790	1,149	836	1,284
Dividends and interest on own capital	325	330	363	330
Retained earnings	465	819	427	819
Non-controlling interest	-	-	46	135
Total value added distributed	6,272	6,584	10,126	9,216

The accompanying notes are integral part of these financial statements.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

1.       Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper/Mercado Extra", “Extra Super”, “Minimercado Extra”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

On November 27, 2019, the Company acquired of Casino the control of Almacenes Éxito SA (“Éxito”), a Colombian company operating in this country under the supermarket and hypermarket flags Éxito, Carulla, Super Inter, Surtimax and Surtimayorista, in Argentina under the Libertad banner and in Uruguay having Disco and Devoto. Additionally, Éxito operates shopping centers in Colombia under the Viva brand. The operations of Éxito and its subsidiaries will be considered as an international operating segment Éxito Group in note 31. Further details of the acquisition can be seen in note 13 of these financial statements.

The Company's investments in retail activities in the electronics and e-commerce segments related to Via Varejo S.A. were presented as discontinued operations and were alienated in June 2019 (see note 13.2), and represented the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com” and “Barateiro.com”.

The Company’s shares are listed on the São Paulo Stock Exchange (“B3”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is indirectly controlled by Almacenes Éxito S.A., through Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

1.1.    Allegations of alleged irregularities Via Varejo S.A. (“Via Varejo”)

The current management of Via Varejo, controlled by GPA until June 2019 when it was sold in an auction in the stock exchange, communicated on November 13th, 2019, that allegations had been brought to their attention, leading the commencement of private investigations. On December 12th, 2019, through a Relevant Notice, Via Varejo communicated that the preliminary investigation had verified alleged indications of accounting irregularities that could be related to periods over which the Company was controlling Via Varejo. The Company affirmed, on the same date, December 12th, 2019, through a Relevant Notice to the market, that there was a strict observation of the applicable accounting standards, and were observed the best governance practices, as well as the fact that the financial statements of that Company were consistently approved, without qualifications, by all bodies of governance, control and approval, including, the Financial Committee, the Audit Committee (after its set up), the Permanent Fiscal Council and the Board of Directors. Said bodies always had significant presence of professionals appointed by the current controlling group of Via Varejo.

Until the date of approval of these Financial Statements as of December 31, 2019, management was not informed by Via Varejo or by any of its representing bodies over the existence of any alleged irregularity in the financial statements of that company.

Consequently, management of Companhia Brasileira de Distribuição reaffirms its conviction disclosed in Relevant Notice to the Market, as mentioned above, and understands that its financial statements are adequately and correctly presented

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

1.2.   Listing of the Company in “Novo Mercado”

On December 30, 2019, the Company's shareholders at the Extraordinary General Meeting approved the admission of the Company to the Novo Mercado of B3 SA - Brasil, Bolsa, Balcão (“B3”), the conversion of all preferred shares into common shares, in the proportion of one common share for each preferred share. On February 14, 2020, B3 approved the admission of GPA to the special listing segment “Novo Mercado” wich will become effective upon formalities that are in course, which we expect to be resolved soon.

2.        Basis of preparation

The individual and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and accounting practices adopted in Brazil law 6,404/76 and accounting pronouncements issued by Comitê de Pronunciamentos Contábeis (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

The financial statements have been prepared on the historical cost basis except for certain financial instruments measured at their fair value. All relevant information in the financial statements is being evidenced and corresponds to that used by the Administration in the conduct of the Company.

The individual and consolidated financial statements is being presented in millions of Brazilian Reais (“R$”), which is the reporting currency of the Company. The functional currency of associates and subsidiaries located abroad is the local currency of each jurisdiction.

The financial statements for the year ended December 31, 2019 was approved by the Board of Directors on February 19, 2020.

The Company concluded the sale process of the subsidiary Via Varejo SA (see note 13.2), and maintained until June 14, 2019 the individual and consolidated interim financial information of the result and statement of added value for the periods ended on December 31, 2019 and December 31, 2018 disclosed considering the effects of such transaction in compliance with technical pronouncement CPC 31 / IFRS 5 - Non-current assets held for sale and Discontinued Operation.

The cash flow statements presented include the continuing and discontinued operations in line with technical pronouncement CPC31/IFRS 5.

3.      Significant accounting policies

The main accounting policies and practices are described in each corresponding explanatory note, except those below that are related to more than one explanatory note. Accounting policies and practices have been consistently applied to the years presented and to the Company's individual and consolidated financial statements.

3.1.   Foreign currency transactions

Foreign currency transactions are initially recognized at the market value of the corresponding currencies on the date the transaction qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are converted into Real, according to the exchange rates of the respective currencies at the end of the years. Differences arising from the payment or translation of monetary items are recognized in the financial result.

3.2.   Adjustment to present value of assets and liabilities

Long-term assets and liabilities are adjusted to their present value, calculated taking into account the contractual cash flows and the respective interest rate, explicit or implicit. Short-term assets and liabilities are not adjusted to present value.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

3.3.   Classification of assets and liabilities as current and non-current

Assets (with the exception of deferred income tax and social contribution) that are expected to be realized or that are intended to be sold or consumed within twelve months, as of the balance sheet dates, are classified as current assets. Liabilities (with the exception of deferred income tax and social contribution) expected to be settled within twelve months from the balance sheet dates are classified as current. All other assets and liabilities (including deferred tax taxes) are classified as "non-current".

Deferred tax assets and liabilities are classified as “non-current”, net by legal entity, as provided for in the corresponding accounting pronouncement.

3.4.   Translation of subsidiaries and associates located in other countries

The financial statements are presented in reais, which is the parent company's functional currency. Each entity determines its functional currency and all of its financial transactions are measured in that currency.

The financial statements of subsidiaries located in other countries that use a functional currency other than that of the parent company are translated into reais at the balance sheet date, according to the following criteria:

•            Assets and liabilities, including goodwill and market value adjustments, are translated into reais at the exchange rate on the balance sheet date.

•            Income statement and cash flow statement are translated into reais using the average rate, unless significant variations occur, when the rate on the transaction date is used.

•             Equity accounts are maintained at the historical balance in reais and the variation is recorded under the equity valuation adjustments item as other comprehensive income.

Exchange rate differences are recognized directly in a separate component of equity. When a foreign operation is sold, the accumulated amount of exchange variation adjustment in shareholders' equity is recorded in the income statement for the year.

Effects of translating the investment in a foreign operation are recognized in separate components of shareholders' equity and reclassified to income for the year when the investment is written off.

3.5.   Hyperinflation

The parent company and its subsidiaries are headquartered in countries whose economies are not hyperinflationary, with the exception of the Argentine economy. As of December 31, 2019, the inflation rate accumulated over the past three years, calculated using different combinations of Consumer Price Indexes in Argentina, has exceeded 100%. GPA has an indirect stake in Libertad, headquartered in Argentina, through its subsidiary Éxito, acquired on November 27, 2019 (see note 13).

The subsidiaries located in Argentina present their financial statements adjusted for inflation in accordance with CPC 42 / IAS 29 - Accounting and Disclosure in Highly Inflationary Economics based on the current cost approach.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

3.6.   Accounting for equity interests at cost arising from corporate restructuring and carried out with related parties

The Company records, at historical cost, the interests arising from corporate restructuring acquired from related parties without economic essence. The difference between the cost balance and the acquired value is recorded in equity, when the transaction is made between companies under common control. Transactions do not qualify as a business combination under CPC 15R / IFRS 3R.

3.7.   Statement of value added

This statement intend to evidence the wealth created by the Group and its distribution in a given year and is presented as required by Brazilian Corporation Law as part of its parent company and consolidated financial statements, as it is neither mandatory nor established by IFRS.

This statement was prepared based on information obtained from accounting records which provide the basis for the preparation of the financial statements, additional records, and in accordance with technical pronouncement CPC 09 – Statement of Value Added, The first part presents the wealth created by the Company and its subsidiaries, represented by revenue (gross sale revenue, including taxes, other revenue and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and acquisition of materials, energy and outsourced services, including taxes at the time of  acquisition, the effects of losses and the recovery of assets, and depreciation and amortization) and value added received from third parties (equity in the earnings of subsidiaries, financial income and other revenues). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions; and value distributed to third party creditors and shareholders.

4.    Adoption of new procedures, amendments to and interpretations of existing standards issued by the IASB and CPC and published standards effective from 2019

4.1.   Amendments to IFRS and new interpretations of mandatory application starting at the current year

In 2019, the Company applied amendments and new interpretations to IFRSs and CPCs issued by IASB and CPC, which were mandatorily effective for accounting periods beginning on or fater January 1, 2019. The main amendments are:

Pronouncement	Description	Impact
IFRS 16 – Leasing

Requires a new valuation of leases for either lessors or lessors, replacing IAS 17 / CPC 06 (R1). The definition of finance leases disappears, leaving exceptions for short-term leases and low value items.

See note 4.2 and 4.3.
IFRIC 23 / ICPC 22 - Uncertainty about the treatment of taxes on profit	Clarify the accounting when there are uncertainties regarding income taxes regulated by IAS 12 - Income Taxes – CPC 32 Taxes on profit.	There was no significant impact.

4.2.   CPC 06 (R2) / IFRS 16 - Leasing operations

CPC 06 (R2) / IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leasing operations and requires lessees to account for all leases in accordance with a single balance sheet model, similar to accounting for financial leases in according to CPC 06 (R1) / IAS 17.

The Company opted to adopt the full retrospective approach as a transition method on January 1, 2019, with effects from the beginning of the first practicable period and, consequently, the comparative periods are being restated.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

4.3.    Presentation of the retrospective effects of CPC 06 (R2) / IFRS 16

As a result of the full retrospective approach, comparative periods are being restated. The Company considered the effects of the application of CPC 06 (R2) / IFRS16 with respect to the use of the nominal incremental rate, the inclusion of taxes on lease payments and the term of improvements in third-party properties in which significant improvements were considered individually by contract on the decision to extend the reasonably certain contractual term.

If the Group had adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and bringing it to present value by the nominal incremental rate, the average percentage of inflation to be projected per year would be approximately 5.7%. The average term of the contracts considered is 13.4 years. For international subsidiaries, the average nominal incremental rate is 7.5%, with 3.5% of built-in inflation. The average term of the contracts considered is 9.2 years

Balance Sheet

	Parent Company
	01.01.2018
	As originally presented	IFRS16 effects	Restated

Assets held for sale	2,009	(61)	1,948
Total current assets	9,079	(61)	9,018

Deferred income tax and social contribution taxes	112	130	242
Investments in subsidiaries and associates	3,345	(95)	3,250
Property and equipment	6,286	3,316	9,602
Intangible assets	1,193	(46)	1,147
Total non-current assets	13,784	3,305	17,089
Total Assets	22,863	3,244	26,107

Borrowings and financing	1,223	(46)	1,177
Lease liability	-	386	386
Other current liabilities	291	(108)	183
Total current liabilities	8,162	232	8,394

Borrowings and financing	2,876	(135)	2,741
Lease liability	-	3,945	3,945
Provision for losses on investments in associates	195	6	201
Total non-current liabilities	4,513	3,816	8,329

Total liabilities	12,675	4,048	16,723

Total Shareholders' Equity	10,188	(804)	9,384
Total liabilities and shareholders' equity	22,863	3,244	26,107

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

 Balance Sheet

	Consolidated
	01.01.2018
	As originally presented	IFRS16 effects	Restated

Other current assets	146	(15)	131
Assets held for sale	22,775	3,971	26,746
Total current assets	33,016	3,956	36,972

Deferred income tax and social contribution taxes	125	127	252
Investments in subsidiaries and associates	43	(36)	7
Property and equipment	9,138	4,154	13,292
Intangible assets	1,924	(46)	1,878
Total non-current assets	14,691	4,199	18,890
Total Assets	47,707	8,155	55,862

Borrowings and financing	1,251	(51)	1,200
Lease liability	-	445	445
Other current liabilities	341	(114)	227
Liabilities related to assets held for sale	17,824	4,123	21,947
Total current liabilities	28,992	4,403	33,395

Borrowings and financing	3,337	(144)	3,193
Lease liability	-	4,822	4,822
Provision for losses on investments in associates	195	6	201
Deferred income tax and social contribution	394	(47)	347
Total non-current liabilities	5,674	4,637	10,311

Total liabilities	34,666	9,041	43,707

Total Shareholders' Equity	13,041	(885)	12,156
Total liabilities and shareholders' equity	47,707	8,155	55,862

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Balance Sheet

	Parent Company
	31.12.2018
	As originally presented	IFRS16 effects	Restated

Assets held for sale	2,014	50	2,064
Total current assets	9,554	50	9,604

Deferred income tax and social contribution taxes	172	94	266
Investments in subsidiaries and associates	4,536	(118)	4,418
Property and equipment	5,864	3,400	9,264
Intangible assets	1,674	142	1,816
Total non-current assets	15,228	3,518	18,746
Total Assets	24,782	3,568	28,350

Borrowings and financing	1,336	(30)	1,306
Lease liability	-	431	431
Other current liabilities	353	(122)	231
Total current liabilities	8,523	279	8,802

Borrowings and financing	3,403	(113)	3,290
Lease liability	-	4,239	4,239
Provision for losses on investments in associates	267	12	279
Total non-current liabilities	5,176	4,138	9,314

Total liabilities	13,699	4,417	18,116

Total Shareholders' Equity	11,083	(849)	10,234
Total liabilities and shareholders' equity	24,782	3,568	28,350

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

 Balance Sheet

	Consolidated
	12.31.2018
	As originally presented	IFRS16 effects	Restated

Other current assets	175	(30)	145
Assets held for sale	24,443	4,576	29,019
Total current assets	36,304	4,546	40,850

Deferred income tax and social contribution taxes	207	91	298
Investments in subsidiaries and associates	59	(42)	17
Property and equipment	9,650	4,402	14,052
Intangible assets	2,675	143	2,817
Total non-current assets	16,545	4,594	21,139
Total Assets	52,849	9,139	61,988

Borrowings and financing	2,016	(35)	1,981
Lease liability	-	507	507
Other current liabilities	423	(134)	289
Liabilities related to assets held for sale	19,412	4,464	23,876
Total current liabilities	32,785	4,802	37,587

Borrowings and financing	3,509	(117)	3,392
Lease liability	-	5,280	5,280
Provision for losses on investments in associates	267	12	279
Deferred income tax and social contribution	581	(58)	523
Total non-current liabilities	6,125	5,117	11,242

Total liabilities	38,910	9,919	48,829

Total Shareholders' Equity	13,939	(780)	13,159
Total liabilities and shareholders' equity	52,849	9,139	61,988

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Statement of Operations

	Parent Company
	12.31.2018
	As originally presented	IFRS16 effects	Restated

Cost of sales	(18.854)	59	(18.795)
Gross profit	7.343	59	7.402
Operating income (expenses)
Selling expenses	(5.213)	595	(4.618)
General and administrative expenses	(765)	5	(760)
Depreciation and amortization	(604)	(284)	(888)
Share of profit of associates	1.063	86	1.149
Other operation expenses, net	(185)	9	(176)
Profit from operations before net financial expenses	1.639	470	2.109
Net financial expenses	(443)	(478)	(921)
Income before income tax and social	1.196	(8)	1.188
Income tax and social contribution	26	23	49
Net income from continuing operations	1.222	15	1.237
Net income (loss) from discontinued operations	(29)	(59)	(88)
Net income for the period	1.193	(44)	1.149
Attributable:
Controlling shareholders – continuing operations	1.222	15	1.237
Controlling shareholders – discontinued operations	(29)	(59)	(88)
Total of controlling shareholders	1.193	(44)	1.149

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Statement of Operations

	Consolidated
	12.31.2018
	As originally presented	IFRS16 effects	Restated

Cost of sales	(37,834)	55	(37,779)
Gross profit	11,554	55	11,609
Operating income (expenses)
Selling expenses	(7,297)	744	(6,553)
General and administrative expenses	(1,057)	8	(1,049)
Depreciation and amortization	(840)	(362)	(1,202)
Share of profit of associates	33	(5)	28
Other operation expenses, net	(216)	13	(203)
Profit from operations before net financial expenses	2,177	453	2,630
Net financial expenses	(474)	(587)	(1,061)
Income before income tax and social	1,703	(134)	1,569
Income tax and social contribution	(449)	36	(413)
Net income from continuing operations	1,254	(98)	1,156
Net income (loss) from discontinued operations	(74)	202	128
Net income for the period	1,180	104	1,284
Attributable:
Controlling shareholders – continuing operations	1,254	(98)	1,156
Controlling shareholders – discontinued operations	(61)	54	(7)
Total of Controlling shareholders	1,193	(44)	1,149

Non-controlling shareholders – discontinued operations	(13)	148	135
Total of non-controlling shareholders	(13)	148	135

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Statement of Cash Flows

	Parent Company
	12.31.2018
	As originally presented	IFRS16 effects	Restated

Net income for the period	1,193	(44)	1,149
Deferred income tax (note 19)	(62)	36	(26)
Losses (gain) of disposals of property and equipment	(170)	27	(143)
Depreciation/ Amortization	643	341	984
Interest and inflation adjustments	368	510	878
Share of profit (loss) of subsidiaries and associates (note 13)	(1,063)	(86)	(1,149)
Losses (gain) on lease liability write off	-	(34)	(34)
Other liabilities	14	(12)	2
Payments of borrowings and financing (note 16.2)	(2,637)	55	(2,582)
Payments of lease liability	-	(782)	(782)

	Consolidated
	12.31.2018
	As originally presented	IFRS16 effects	Restated

Net income for the period	1,180	104	1,284
Deferred income tax (note 19)	77	158	235
Losses (gain) of disposals of property and equipment	(40)	57	17
Depreciation/ Amortization	889	433	1,322
Interest and inflation adjustments	761	969	1,730
Share of profit (loss) of subsidiaries and associates (note 13)	(73)	4	(69)
Losses (gain) on lease liability write off	-	(80)	(80)
Other liabilities	209	(16)	193
Payments of borrowings and financing (note 16.2)	(8,747)	60	(8,687)
Payments of lease liability	-	(1,743)	(1,745)

4.4. CPC 22 / IFRIC 23 – Uncertainty over income tax treatment

Interpretation ICPC 22 clarifies how to apply the recognition and measurement requirements of CPC 32 when there is uncertainty about the income tax treatment. The interpretation was approved on December 21, 2018 and came into effect on January 1, 2019. In the assessment of the Company's Management, there are no significant impacts as a result of the interpretation.

4.5.  New and revised standards and interpretations already issued and not yet adopted

The Company did not adopt the following new and revised IFRSs in advance, already issued and not yet in effect:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Pronouncement	Description	Applicable to annual periods starting in or after
IFRS 3 / CPC 15 - Business combination	Improves the definition of business, helping to determine whether the acquisition is from a group of assets or a business.	01/01/2020
Amendments to IAS 1 and IAS 8 - Definition of materiality	Additional guidance on the concept of materiality.	01/01/2020
Review CPC 14 - Financial Instruments: Recognition, Measurement and Disclosure

Changes due to the edition of CPC 00 (Conceptual Structure)

Change in the definition of business combination in CPC 15

Changing the definition of material omission or materially distorted disclosure

Change in the name of CPC 06 (R2) to Leases.

01/01/2020
Revision CPC 00 (R2)	Concepts and guidelines on presentation and disclosure, measurement bases, financial report objectives and useful information.	01/01/2020
CPC 26 (R1) and IAS 8: Definition of material omission

Aligns the definition of omission in all standards defining what information is material if its omission, distortion or obscuration can reasonably influence decisions that the main users of the general purpose financial statements make based on these financial statements, which provide financial information about a specific report of the entity.

01/01/2021

These changes are not expected to have a significant impact on the Company's individual and consolidated financial statements.

5.      Significant accounting judgments, estimates and assumptions

The preparation of the individual and consolidated financial statements of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

In the process of applying the Company’s accounting policies, Management adopted judgments, which have the most significant impact on the amounts recognized in the parent company and consolidated according to the information included in the following explanatory notes:

•         Impairment - impairment: Notes 4.4, 7.2, 8.1, 15.1, 16.1 and 16.2

•         Inventories: Estimation of provisions for loss estimates: Note 9

•         Taxes to be recovered: Expected realization of tax credits: Note 10

•         Fair value of derivatives and other financial instruments: Measurement of the fair value of derivatives: Note 19

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

•         Provision for lawsuits: Record of provision for claims wicth likelihood of loss probable, estimated with a certain degree of reasonability: Note 22

•          Income tax: Record of provisions based on reasonable estimates: Note 21

•         Share-based payments: Estimated fair value of transactions based on a valuation model - Note 25

•         Business combination: estimates of fair value of assets and liabilities acquired in the business combination and resulting goodwill - Note 13

•         Lease: determination of the lease term and the incremental interest rate - Note 23.

6.      Cash and cash equivalents

Cash and cash equivalents consist of cash, bank accounts and highly liquid investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term, up to 90 days.

		Parent Company		Consolidated
	Rate	12.31.2019	12.31.2018	12.31.2019	12.31.2018

Cash and banks - Brazil		171	345	249	406
Cash and banks - Abroad	(*)	84	80	3,109	80
Short-term investments - Brazil	(**)	2,608	2,510	4,471	3,883
Short-term investments - Outside	(***)	-	-	125	-
		2,863	2,935	7,954	4,369

(*)As of December 31, 2019. Refers to (i) funds from the Éxito Group acquired on November 27, 2019 according to note nº13, of which R$73 in Argentina, R$254 in Uruguay and R$2,698 in Colombia; (ii) In addition to Company funds invested in the United States, in US dollars in the amount of R$85.

(**) Financial investments, on December 31, 2019, substantially comprise repurchase operations, remunerated by the weighted average of 89.94% (85.78% on December 31, 2018) of the CDI (Interbank Deposit Certificate)).

(***) Refer to funds invested abroad, in local currency equivalent to R$20 in Argentina, R$4 in Uruguay and R$101 in Colombia, as a resuet of the acquisition of Èxito, to according note 13.

7.      Trade receivables

Trade receivables balances are initially recorded at the transaction amount, wich corresponds to the sale value, and are subsequently measured according to the portfolio: (i) fair value through other comprehensive income (FVOCI), in the case of receivables from credit card and (ii) amortized cost, mainly a customer portfolio.

For all portfolios there is a consideration of estimated credit losses, which are based on quantitative and qualitative analysis, historical rates observed in the last 24 months, in the credit assessment and information about projection of macroeconomic events premises such as unemployment rates and the consumer confidence index, as the volume of past due receivables in the portfolio. The Company chose to measure credit losses for the full lifetime expected credit loss, applying the practical expedient by adopting a credit loss matrix for each maturity range.

Credit losses on financial assets are measured at amortized cost deducted by the gross assets carrying amount.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

For financial instruments measured at FVOCI, estimated losses are recorded in OCI instead of reduce the carrying amount of the asset.

At each reporting date, the Company evaluates if the financial assets recorded at amortized cost or FVOCI show any indication of impairment. A financial asset shows indication of impairment loss when there is one or more events with adverse impact on the estimated future cash flows of the financial asset.

Receivables are considered irrecoverable and therefore written off from the accounts receivable portfolio, when the payment is not made after 360 days from the due date. At each annual closing of the balance sheets, the Company and its subsidiaries assess whether the assets or groups of financial assets have impairment.

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018

Credit card companies (note 7.1)	24	19	42	38
Credit card companies - related parties (note 11.2)	13	37	24	58
Sales vouchers and trade receivables	70	68	446	128
Private label credit card	56	52	70	53
Receivables from related parties (note 11.2)	21	39	12	15
Receivables from suppliers	74	64	166	101
Estimated loss on trade receivables (note 7.2)	(1)	(1)	(32)	(5)
	257	278	728	388

Current	256	274	727	384
Noncurrent	1	4	1	4

7.1. Credit card companies

As part of its management strategy, the Company and its subsidiaries periodically sells a portion of its credit card receivables to financial institutions or credit card companies in order to strengthen their working capital, without recourse or related obligation.

7.2. Estimated losses on doubtful accounts

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018

At the beginning of the year	(1)	(3)	(5)	(6)
Losses / reversals recorded in the year	(17)	-	(263)	(630)
Write-offs from accounts receivable	17	2	282	771
Deconsolidation Via Varejo	-	-	(19)	-
Assets held for sale and discontinued operations	-	-	1	(140)
Acquisition of partnership	-	-	(28)	-
Conversion currency adjustment	-	-	-	-
At the end of the year	(1)	(1)	(32)	(5)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables - Consolidated
	Total	Not overdue	<30 days	30-60 days	61-90 days	>90 days

12.31.2019	760	609	79	21	5	46
12.31.2018 – Restated	393	362	10	5	5	11

8.      Other receivables

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018

Accounts receivable from insurers (*)	68	213	72	213
Receivable from sale of subsidiaries (note 8.2)	83	82	83	82
Rental receivable	42	40	113	44
Accounts receivable - Via Varejo (**)	49		49
Assets sale	15	40	128	40
Other	80	58	142	67
Allowance for doubtful other receivables	(13)	(14)	(15)	(16)
	324	419	573	430

Current	168	291	381	302
Noncurrent	156	128	192	128

(*) In October 2019, R$203 was received from the insurance company regarding the claim at the Distribution Center in Osasco on December 27, 2017, after negotiation and agreement on the final amount of the indemnity, which occurred during the third quarter of 2019.

(**) With the sale of the investment in Via Varejo, the balance that was in related parties was reclassified to other accounts receivable.

8.1.         Estimated losses on allowance for loan losses

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018

At the beginning of the year	(14)	(10)	(16)	(12)
Allowance for doubtful other receivables	-	(4)	-	(4)
Write-off of receivables	1	-	5	13
Conversion currency adjustment	-	-	-	-
Deconsolidation Via Varejo	-	-	(4)	-
Assets held for sale and discontinued operations (note 32)	-	-	-	(13)
At the end of the year	(13)	(14)	(15)	(16)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

8.2.   Accounts receivable for sale of company

Accounts receivable related to the exercise of an option to buy gas stations by a third party. The original amount of this receivable was R$50, which was monetary updated since the signature of the agreement on May 28, 2012, at a rate of 110% of the CDI, with payment in 240 monthly installments. In January, 2016, 5 news gas stations were sold for the amount of R$8, in 120 installments at a rate of 110% of CDI.

9.        Inventories

Inventories are accounted for at cost or net realizable value, whichever is lower. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to bring inventories available for sale in the stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs to sell, such as: (i) taxes on the sale; (ii) personnel expenses directly linked to the sale; (iii) cost of the goods; and (iv) other costs necessary to bring the goods in a condition of sale.

Inventories are reduced to their recoverable value through estimates for the provision for losses, and shrinkage, scrap, slow turnover of goods and estimation of loss for goods that will be sold with negative gross margin, which is periodically analyzed and evaluated for its adequacy.

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded in the statement of operations when the corresponding inventories are sold.

Includes purchase volume agreement, logistics and specific negotiations to recover margin,  reimbursement agreement (marketing expenses), among others, and are deducted from payables to the respective suppliers, once the Company is contractually entitled to settle trade payables net of these bonuses.

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018

Stores	2,240	2,206	4,698	4,162
Distribution centers	1,149	1,431	1,583	1,807
Inventories – Èxito Group	-	-	2,248	-
Real Estate Inventory – Èxito Group	-	-	190	-
Real estate inventories (note 9.3)	-	-	1	5
Losses with obsolescence and losses	(31)	(31)	(95)	(65)
	3,358	3,606	8,625	5,909

9.1.    Commercial agreements on inventories and storage costs

On December 31, 2019, the amount of unrealized commercial agreements, presented as reducing the inventory balance, amounted to R$310 (R$315 on December 31, 2018).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

9.2.   Estimated losses on obsolescence and shrinkage

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018

At the beginning of the year	(31)	(36)	(65)	(73)
Additions	(7)	(1)	(51)	(79)
Acquisition of companies	-	-	(22)	-
Write-offs / reversal	7	6	35	85
Deconsolidation Via Varejo	-	-	8	-
Assets held for sale and discontinued operations	-	-	-	2
At the end of the year	(31)	(31)	(95)	(65)

10.     Recoverable taxes

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018

ICMS (note 10.1)	1,420	1,326	2,621	2,335
Provision for non-realization to ICMS	-	-	-	(28)
PIS/COFINS (note 10.2)	462	461	854	717
Social Security Contribution - INSS	291	295	321	328
Income tax and Social Contribution (*)	61	38	407	52
Other	17	9	49	20
Other taxes – Éxito Group	-	-	77	-
Total	2,248	2,129	4,329	3,424

Current	516	316	1,627	679
Noncurrent	1,735	1,813	2,702	2,745

 (*) Includes Èxito’s amount.

10.1.  Tax on the circulation of goods and services - ICMS

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS tax substitution system (“ICMS-ST”). Referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

In order to supply its stores, the Company and its subsidiaries maintain distribution centers strategically located in certain States and in the Federal District, which receive goods with ICMS-ST of the entire supply chain (by force of tax replacement) already prepaid by suppliers or the Company and subsidiaries, and then the goods are shipped to locations in other States. Such interstate shipment entitles the Company and subsidiaries to a refund reimbursement of prepaid ICMS, i.e., the ICMS of the commercial chain paid in acquisition becomes a tax credit to be refunded, pursuant to the State laws.

The refund process requires the evidence through tax documents and digital files of the operations that entitled the Company to refund. Only after its previous legal ratification by State Tax Authorities and/or compliance with specific ancillary obligations aiming to support these credits, which occurs in periods after these credits are generated.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Since the number of items traded at retail, subject to tax substitution, has been continuously increasing, the tax credits to be refunded by the Company and subsidiaries have also grown. The Company and its subsidiaries have been using such authorized tax credits to offset with state tax liabilities owed after having obtained the Special Regime and also through other procedures covered by state rules.

For credits that cannot be offset immediately, the Company’s Management understands that in future realization is probable based on a technical recovering study, on the expectation of future growth and the offset against debts deriving from its operations. These studies were prepared and periodically revised based on information extracted from strategic planning previously approved by the Company’s Board of Directors. For the financial statement as of December 31, 2019, Management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the realization of ICMS tax credits, as shown below.

	Parent Company	Consolidated

Up to one year	186	438
From 1 to 2 years	157	370
From 2 to 3 years	143	361
From 3 to 4 years	149	366
From 4 to 5 years	139	350
More than 5 years	646	736
	1,420	2,621

10.2.    PIS and COFINS credit

The Company records PIS and COFINS credits, when the Company obtains evidences to conclude about the rights of the credit. Evidences conduct the Company to conclude on the right to PIS and COFINS credit include i) Interpretation of tax legislation, ii) internal and external factors as legal practices and interpretation of the market and iii) accounting evaluation about the matter.

11.     Related parties

11.1.    Management and Advisory Committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) for the years ended December 31, 2019 and 2018, were as follows:

(In thousands of Brazilian reais)

	Base salary		Variable compensation		Stock option plan		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Board of directors (*)	38,207	12,256	-	-	2,366	-	40,573	12,256
Executive officers	33,373	42,695	12,943	15,083	15,596	29,267	61,912	87,045
Fiscal Council	-	228	-	-	-	-	-	228
	71,580	55,179	12,943	15,083	17,962	29,267	102,485	99,529

(*) The compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

11.2.    Balances and transactions with related parties

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Controlling shareholders:
Casino (i)	-	10	-	-	-	2	24	1	(57)	(64)
Euris (i)	-	-	-	-	-	-	1	-	(1)	(2)
Helicco (i)	-	-	-	-	-	-	-	3	(3)	(7)
Subsidiaries:
Éxito (ii)	-	-	-	-	-	-	-	-	(1)	(1)
Novasoc Comercial	-	-	54	45	-	-	-	2	3	3
Sendas Distribuidora	8	23	83	94	11	11	2	-	86	87
SCB Distribuição e Comércio	5	-	8	96	-	-	-	-	-	-
Via Varejo (v)	-	6	-	16	-	11	-	105	-	(48)
Cheftime	-	-	4	-	-		-	-	-	-
Leji Intermediação	-	-	4	-	-		-	-	8	-
Cnova Brazil (v)	-	-	-	-	-	-	-	-	-	(1)
GPA M&P	-	-	-	3	-	-	14	13	(1)	(1)
GPA Logistica	-	-	68	59	2	4	61	50	1	1
Bellamar	-	-	1	1	-	-	-	-	-	-
Associates
FIC (iii)	13	37	25	26	22	21	-	-	83	152
Other related parties
Greenyellow do Brazil Energia e Serviços Ltda (“Greenyellow”) (iv)	-	-	-	-	-	-	132	142	(36)	(39)
Casino Group	8	-	-	-	1	-	-	-	6	-
Others	-	-	1	1	-	-	-	-	-	-
Total	34	76	248	341	36	49	234	316	76	80

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Controlling shareholders
Casino (i)	-	15	5	-	-	2	24	1	(57)	(64)
Euris (i)	-	-	-	-	-	-	1	-	(1)	(2)
Helicco Participações (i)	-	-	-	-	-	-	-	3	(3)	(7)
Geant internacional	-	-	-	-	-	-	-	-	(3)	-
Associates
FIC (iii)	24	58	36	33	39	31	-	-	152	152
Puntos Colombia	-	-	28	-	-	-	43	-	(13)	-
Tuya	-	-	26	-	-	-	-	-	21	-
Other related parties
Greenyellow (iv)	-	-	-	-	-	-	134	141	(35)	(39)
Casino Group (vii)	12	-	8	-	1	-	13	-	(4)	-
Others	-	-	1	1	-	-	-	-	-	-
Total	36	73	104	34	40	33	215	145	57	40

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Related party transactions arise mainly from operations that the Company and its subsidiaries maintain among themselves and with other related entities, and were accounted for substantially in accordance with the prices, terms and conditions agreed between the parties.

The Company's main operations with related parties are:

(i)       Casino: “Cost Sharing Agreement”: Agreement signed between the Company, Helicco Participações Ltda., Foncière Euris e Casino, Guichard-Perrachon S.A. (“Casino”) in August, 10 2014 to set the reimbursement rules for the Company of incurred expenses for the Casino Group companies related to activities involving transfer of “know-how” to the Company to support its development.

Insurance: Service agreements entered into between the Company and Casino for intermediation and negotiation of renewals of certain insurance policies.

“Agency Agreement”: Signed between the Company, Sendas Distribuidora S.A and Groupe Casino Limited on July, 25 2016 to set the rules for the services provided of “global sourcing” (prospecting global suppliers and intermediating the purchases) for Casino and reimbursement for Groupe Casino Limited the Company to restore reduced profit margins as a result of promotions realized by Company in its stores.

 “Cost Reimbursement Agreement”: Signed between the Company and Casino, Guichard-Perrachon S.A. on July, 25 2016 to set the reimbursement rules of French employees expenses of the Company related to the French social contributions paid by Casino in France.

“Agency Agreement”: Entered into between the Company, Sendas Distribuidora S.A. and Casino International S.A. on December 20, 2004 (as amended on February 23, 2017) to represent the Company in the commercial negotiation of products to be acquired from international suppliers.

“Purchase Agreement”: signed between the Company, Sendas and E.M.C. Distribution Limited on June 6, 2019 for the import of non-food and food products (except perishables and wines) for resale in its stores, upon request for purchase orders, on a non-exclusive basis.

(ii)     Éxito and subsidiaries: “Agreement on Establishment of Business Relations”: Signed between the Company, Sendas, Éxito and its subsidiaries on July, 27 2016 to set the rules of prospection of suppliers in each home country in order to establish new commercial relationships.

Celebration of license agreements for the use of trademarks and copyrights involved in the production, advertising, promotion, marketing and distribution of textile products and accessories for the feminine public (Bronzini and Arkitect brands) by Distribuidora de Textiles y Confecciones SA (Didetexto ), controlled by Exito, to the Company.

“Cost Reimbursement Agreement”: signed between the Company, Sendas and Éxito on October 22, 2019 for the reimbursement by one party to another of the costs incurred for the transfer of employees.

(iii)  FIC: Commercial contracts to set the rules for promotion and sale of financing services provided by FIC in the Company stores for implementation the financing partnership between the Company and Itaú Unibanco S.A. established in association agreement between the Company and Itaú, among them: (i) bank correspondent; (ii) indemnification agreement that FIC is committed to keep the Company free of losses in performing FIC’s services; and FIC and Company are committed, with each other, to compensate for contingences related your responsibilities; and (iii) agreement to providing for the Company to the FIC, and vice versa, of information and access to the systems for offering services.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

(iv)  Greenyellow: execution of (a) contracts with the Company to regulate the terms of the installation of equipment and the provision of services by Greenyellow of energy efficiency solutions in the establishments of the Company's multivarejo business unit for energy reduction. (b) contracts with Sendas to regulate the terms of the lease and maintenance of photovoltaic system equipment by Greenyellow in Sendas stores; (iii) contracts with the Company and Sendas for the purchase of energy sold on the free market.

(v)   Puntos Colombia: Éxito's customer loyalty program. Balance related to point redemption and other services.

(vi)  Tuya: Financial institution invested by Éxito. Balance related to participation in business collaboration agreements and expense reimbursement, discount coupons and others.

(vii) Casino Grupe: Balances receivable for expatriate expenses with Casino International, Distribution Casino and Casino Services. Provision of services in the import of goods by other companies of the Casino group.

12.     Investments in subsidiaries and associates

12.1.     Consolidation basis

12.1.1.      Interest in controlled, subsidiaries and associates:

The consolidated financial statements include the financial information of all subsidiaries over which the Company exercises control directly or indirectly. The determinations of which subsidiary are controlled by the Company and the basis of consolidation are in accordance with the requirements of CPC 36 (R3)/ IFRS 10.

The financial statements of the subsidiaries are prepared on the same closing date of the reporting period as those of the Company, using consistent accounting policies. All intercompany balances, including income and expenses, unrealized gains and losses and dividends resulting from intercompany transactions are eliminated upon consolidation.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in equity.

In the individual financial statements, equity interests are calculated considering the percentage held by GPA or its subsidiaries. In the consolidated financial statements, the Company consolidates all its subsidiaries and maintains non-controlling interests in a separate line item in shareholders’ equity and statements of operations.

The details of the Company's subsidiaries at the end of each year are shown below:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

			Participation in investments - %
			12.31.2019		12.31.2018
Group	Societies	Country	Company	Indirect participation	Company	Indirect participation
	Controlled
CBD	Novasoc Comercial Ltda. (“Novasoc”)	Brazil	100.00	-	100.00	-
	Sendas Distribuidora S.A. (“Sendas”)	Brazil	100.00	-	100.00	-
	Bellamar Empreend. e Participações Ltda. (“Bellamar”)	Brazil	100.00	-	100.00	-
	CBD Holland B.V. (“CBD Holland”)	Brazil	100.00	-	100.00	-
	GPA 2 Empreend. e Participações Ltda. (“GPA 2”)	Brazil	100.00	-	100.00	-
	GPA Logística e Transporte Ltda. (“GPA Logística”)	Brazil	100.00	-	100.00	-
	SCB Distribuição e Comércio Varejista de Alimentos Ltda. ("Compre Bem'')	Brazil	100.00	-	100.00	-
	Stix Fidelidade e Inteligência S.A. ("Stix")	Brazil	100.00	-	100.00	-
	Leji Intermediação S.A. ("James Delivery") (***)	Brazil	100.00	-	100.00	-
	Cheftime Comércio de Refeições S/A ("Cheftime")	Brazil	79.57	-	-	-
	GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	Brazil	100.00	-	100.00	-
	BCafeterias e Lanchonetes Ltda. ("BCafeterias")	Brazil	0.10	99.90	-	-
	Fronteira Serviços Imobiliários Ltda.("Fronteira")	Brazil	0.10	99.90	-	-
	Place2B Serviços Imobiliários Ltda.("Place2B")	Brazil	0.10	99.90	-	-
	Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”)	Luxembourg	100.00	-	100.00	-
	Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”)	Netherlands	-	100.00	-	100.00
Éxito	Almacenes Éxito S.A. ("Éxito")	Colombia	-	96.57	-	-
(Acquired in 11/27/2019)	Éxito Industrias S.A.S. ("Éxito Industrias")	Colombia	-	94.59	-	-
	Fideicomiso Lote Girardot	Colombia	-	96.57	-	-
	Éxito Viajes y Turismo S.A.S.	Colombia	-	49.25	-	-
	Almacenes Éxito Inversiones S.A.S. (Móvil Éxito)	Colombia	-	96.57	-	-
	Gemex O & W S.A.S.	Colombia	-	96.57	-	-
	Marketplace Internacional Éxito y Servicios S.A.S. (MPI)	Colombia	-	96.57	-	-
	Logística, Transporte y Servicios Asociados S.A.S. (LTSA)	Colombia	-	96.57	-	-
	Depósitos y Soluciones Logísticas S.A.S.	Colombia	-	96.57	-	-
	Patrimonio Autónomo Iwana	Colombia	-	49.25	-	-
	Patrimonio Autónomo Viva Malls	Colombia	-	49.25	-	-
	Patrimonio Autónomo Viva Sincelejo	Colombia	-	25.12	-	-
	Patrimonio Autónomo Viva Villavicencio	Colombia	-	25.12	-	-
	Patrimonio Autónomo San Pedro Etapa I	Colombia	-	25.12	-	-
	Patrimonio Autónomo Centro Comercial	Colombia	-	25.12	-	-
	Patrimonio Autónomo Viva Laureles	Colombia	-	39.40	-	-
	Patrimonio Autónomo Viva Palmas	Colombia	-	25.12	-	-
	Patrimonio Autónomo Centro Comercial Viva	Colombia	-	44.33	-	-
	Spice investment Mercosur	Uruguay	-	96.57	-	-
	Larenco S.A.	Uruguay	-	96.57	-	-
	Geant Inversiones S.A.	Uruguay	-	96.57	-	-
	Lanin S.A.	Uruguay	-	96.57	-	-
	5 Hermanos Ltda.	Uruguay	-	96.57	-	-
	Sumelar S.A.	Uruguay	-	96.57	-	-
	Raxwy Company S.A.	Uruguay	-	96.57	-	-
	Supermercados Disco del Uruguay S.A.	Uruguay	-	60.35	-	-
	Maostar S.A.	Uruguay	-	30.18	-	-
	Ameluz S.A.	Uruguay	-	60.35	-	-
	Fandale S.A.	Uruguay	-	60.35	-	-
	Odaler S.A.	Uruguay	-	60.35	-	-
	La Cabaña S.R.L.	Uruguay	-	60.35	-	-

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

	Ludi S.A.	Uruguay	-	60.35	-	-
	Semin S.A.	Uruguay	-	60.35	-	-
	Randicor S.A.	Uruguay	-	60.35	-	-
	Setara S.A.	Uruguay	-	60.35	-	-
	Hiper Ahorro S.R.L.	Uruguay	-	60.35	-	-
	Ciudad del Ferrol S.C.	Uruguay	-	59.14	-	-
	Mablicor S.A.	Uruguay	-	30.78	-	-
	Tipsel S.A.	Uruguay	-	96.57	-	-
	Tedocan S.A.	Uruguay	-	96.57	-	-
	Vía Artika S. A.	Uruguay	-	96.57	-	-
	Group Disco del Uruguay S.A.	Uruguay	-	60.35	-	-
	Devoto Hermanos S.A.	Uruguay	-	96.57	-	-
	Mercados Devoto S.A.	Uruguay	-	96.57	-	-
	Geant Argentina S.A.	Argentina	-	96.57	-	-
	Libertad S.A.	Argentina	-	96.57	-	-
	Onper Investment 2015 S.L	Spain	-	96.57	-	-
	Spice España de Valores Americanos S.L.	Spain	-	96.57	-	-
	Marketplace Internacional Éxito S.L	Spain	-	96.57	-	-
	Carulla Vivero Holding Inc.	British Virgin Islands	-	96.57	-	-
	Gelase S. A.	Belgium	-	96.57	-	-
Via Varejo	Via Varejo S.A. (“Via Varejo”)	Brazil	-	-	43.23	-
	Indústria de Móveis Bartira Ltda. (“Bartira”)	Brazil	-	-	-	43.23
	VVLOG Logística Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”)	Brazil	-	-	-	43.23
	Globex Adm. e Serviços Ltda. (“Globex Adm”)	Brazil	-	-	-	43.23
	Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”)	Brazil	-	-	-	43.23
	Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”)	Brazil	-	-	-	43.23
	Cnova Comércio Eletrônico S.A. (”Cnova Brazil”)	Brazil	-	-	-	43.23

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

The details of the Company's associates at the end of each year are shown below:

			Equity interests - %
			12.31.2019		12.31.2018
Group	Companies	Country	Company	Indirect interest	Company		Indirect interest

Cnova N.V.	Cnova N.V. (“Cnova Holanda”)	Netherlands	-	33.98	-		33.98
	Cdiscount Afrique SAS (“Cdiscount Afrique”)	France	-	33.98	-		33.98
	Cdiscount International BV (“Cdiscount Internacional”)	Netherlands	-	33.98	-		33.98
	Cnova France SAS (“Cnova France”)	France	-	33.98	-		33.98
	Cdiscount S.A. (“Cdiscount”)	France	-	33.87	-		33.87
	Cdiscount Côte d'Ivoire SAS Ivory Coast (“Cdiscount Côte”)	Ivory Coast	-	33.98	-		33.98
	Cdiscount Sénégal SAS (“Cdiscount Sénégal”)	Senegal	-	33.98	-		33.98
	Cdiscount Cameroun SAS (“Cdiscount Cameroun”)	Cameroon	-	33.98	-		33.98
	CLatam AS Uruguay (“CLatam”)	Uruguay	-	23.79	-		23.79
	Cdiscount Panama S.A. (“Cdiscount Panama”)	Panama	-	23.79	-		23.79
	Cdiscount Uruguay S.A. (“Cdiscount Uruguay”)	Uruguay	-	23.79	-		23.79
	Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador) (“Ecdiscoc Comercializadora”)	Ecuador	-	23.78	-		23.78
	Cnova Pay	France	-	33.98	-		33.98
	BeezUP SAS ("BezzUp")	France	-	33.98	-		33.98
	CARYA	France	-	33.87	-		33.87
	HALTAE	France	-	33.87	-		33.87
	C-Logistics	France	-	28.56	-		33.87
	NEOSYS	France	-	17.33	-		33.87
	Neotech Solutions	Morocco	-	17.33	-		33.87
	NEOSYS Tunisie	Tunisia	-	17.33	-		-
	C Chez Vous	France	-	28.56	-		-
	Phoenix	France	-	16.99	-		-
FIC	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	Brazil	-	35,76			41,92
	Banco Investcred Unibanco S.A. (“BINV”)	Brazil	-	-	-		21,62
	FIC Promotora de Vendas Ltda. (“FIC Promotora”)	Brazil	-	35,76	-		41,92
Éxito	Puntos Colombia S.A.S ("Puntos")	Colombia	-	48,29	-		-
	Compañia de Financiamento Tuya S.A. ("Tuya")	Colombia	-	48,29	-		-
	Cnova N.V (“Cnova Holanda”)	Netherlands	-	0,18	-	-	-

12.1.2.      Associates’ accounting financial

Investments in associates are accounted for under the equity method, based on the fact these associates are entities over which the Company exercises significant influence, but not control, since (a) it is a part of the shareholders’ agreement, appointing certain officers and having vote rights in certain relevant decisions. The associates are: i) (discontinued operation) and FIC managed by Itaú Unibanco S.A. (“Itaú Unibanco”) and ii) Cnova N.V. which operates mainly on e-commerce in France and (iii) Tuya, financial institution invested of Éxito. Associates have no restriction on transfer resources to the company, for example, in the form of dividends.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

The summarized financial statements are as follows:

	FIC		Cnova N.V.		Tuya
	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019
				Restated

Current assets	7,085	5,952	3,271	3,121	3,943
Noncurrent assets	51	59	2,587	1,947	100
Total assets	7,136	6,011	5,858	5,068	4,043

Current liabilities	6,185	5,279	5,819	5,127	1,426
Noncurrent liabilities	20	10	867	757	2,146
Shareholders’ equity	931	722	(828)	(816)	471
Total liabilities and shareholders’ equity	7,136	6,011	5,858	5,068	4,043

Statement of operations:	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019
				Restated

Revenues	1,207	969	9,689	9,370	698
Operating income	441	398	(24)	(73)	87
Net income for the year	263	218	(288)	(147)	(14)

For the purposes of measurement of the investment in this associate, the special goodwill reserve recorded by FIC shall be deducted from its shareholders’ equity amount of R$122, since it is Itaú Unibanco’s exclusive right. The measurement of Tuya and Cnova N.V. investments includes the goodwill acquired in the business combination totaling R$209 and R$11, respectively.

12.2.     Breakdown of investments

	Parent Company
	Sendas	Via Varejo	Bellamar	CompreBem	Others	Total (*)

Balances at 12.31.2018	4,210	-	207	75	(223)	4,269
Adjustment related to IFRS 16	(119)	-	-	-	(11)	(130)
Balances at 12.31.2018 - restated	4,091	-	207	75	(234)	4,139
Share of profit of subsidiaries and associates and associates	1,047	16	101	(49)	(150)	965
Writte off Via Varejo	(2)	(1,372)	-	-	(492)	(1,866)
Dividends and interest on own capital	(297)	-	(9)	-	-	(306)
Stock options	1	4	-	-	-	5
Capital increase	2,003	-	-	194	52	2,249
Capital increase with property and equipment	67	-	-	57	(5)	119
Other movements	(6)	-	-	-	37	31
Share of other comprehensive income	191	-	-	-	(6)	185
Assets held for sale and discontinued operations	-	1,352	-	-	492	1,844
Balances at 12.31.2019	7,095	-	299	277	(306)	7,365

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Sendas	Via Varejo	Bellamar	CompreBem	Others	Total (*)

Balances at 12.31.2017	3,119	-	155	-	(124)	3,150
Adjustment related to IFRS 16	(95)	-	-	-	(6)	(101)
Balances at 12.31.2017 - restated	3,024	-	155	-	(130)	3,049
Share of profit (loss) of subsidiaries and associates	1,076	104	78	(30)	(79)	1,149
Dividends and interest of own capital	(115)	-	(19)	-	-	(134)
Stock options	8	5	-	-	1	14
Capital increase	-	-	-	22	-	22
Capital increase with property and equipment	98	-	-	83	-	181
Other movements (**)	-	(58)	-	-	(1)	(59)
Share of other comprehensive income	-	(23)	(7)	-	(25)	(55)
Assets held for sale and discontinued operations (note 33)	-	(28)	-	-	-	(28)
Balances at 12.31.2018 - Restated	4,091	-	207	75	(234)	4,139

(*) Includes the effects of uncovered liabilities on the investment on Cnova N.V. of R$386 on December 31, 2019 (R$279 on December 31, 2018).

	Consolidated
	FIC	BINV	Tuya	Puntos Colombia	Other	Total
Balances at 12.31.2017 - restated	155	-	-	-	(200)	(45)
Share of profit of associates - continued	79	-	-	-	(51)	28
Share of profit of associates - discontinued	32	8	-	-	-	40
Dividends and interest on own capital - continued operation	(25)	-	-	-	-	(25)
Dividends and interest on own capital - discontinued operation	(12)	-	-	-	-	(12)
Share of other comprehensive income	(7)	-	-	-	(28)	(35)
To held for sale and discontinued operations	(19)	(8)	-	-	-	(27)
Balances at 12.31.2018 - restated	203	-	-	-	(279)	(76)
Share of profit of associates - continued	106	-	(19)	2	(99)	(10)
Share of profit of associates - discontinued	12	4	-	-	-	16
Dividends and interest on own capital - continued operation	(20)	-	-	-	-	(20)
Dividends and interest on own capital - discontinued operation	(3)	-	-	-	-	(3)
Share of other comprehensive income	-	-	12	-	(8)	4
Investment acquisition	-	-	465	-	-	465
Assets held for sale and discontinued operations	(9)	(4)	-	-	-	(13)
Balances at 12.31.2019	289	-	458	2	(386)	363

12.3.     Sale of investment in Via Varejo:

The Company concluded the sale process started on November 23, 2016, through an auction on June 14, 2019 held at B3 SA - Brasil, Bolsa, Balcão, for the price of R$4.90 reais per share, totaling R$2,300, in line with its long-term strategy of focusing on the development of the food sector. The gain from the sale of R$398, net of income tax of R$199 (see note 21) and related costs, was presented in the result of discontinued operations (see note 33).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

The Company ceased to exercise control over Via Varejo during the month of June 2019 and is in the process of implementing the formal steps foreseen for such events on the guarantees granted, shareholdings in other companies, use of brands, etc. The Company will continue to provide guarantees on legal proceedings prior to the acquisition of Globex in 2010, as disclosed in note 22.6.

13.     Business Combinations and goodwil

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value on the acquisition date, and the remaining amount of non-controlling interest in the acquired company. For each business combination, the acquirer measures the non-controlling interest in the acquiree at fair value or by the proportionate share in the acquiree's identifiable net assets. The acquisition costs incurred are treated as an expense and included in administrative expenses.

When the Company acquires a business, it assesses the financial acquired assets and liabilities assumed for the appropriate classification and designation according to the contractual terms, the economic circumstances and the relevant conditions on the date of the acquisition. This includes the separation of derivatives embedded in contracts by the acquired company.

Any contingent payments to be transferred by the acquirer will be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent payment considered as an asset or liability will be recognized through profit or loss.

Goodwill is initially measured at cost and is the excess between the consideration transferred and the non-controlling interest in assets and assumed liabilities, if this payment is lower than the fair value of the acquirer’s net assets, the difference is recognized in profit or loss as bargain purchase gain.

After initial recognition, goodwill is measured at cost, less any impairment losses. For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to the operating segment  that will benefit from the business combination, regardless of whether other assets or liabilities of the acquire will be assigned to the operating segment.

When goodwill is part of a cash-generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when calculating profit or loss from the sale of the operation. This goodwill is then measured based on the relative amounts of the sold operation and part of the cash-generating unit which was maintained.

13.1.          Acquisition of Almacenes Exito - Colombia

On June 26, 2019, a recommendation from the Company's final controlling shareholder, Casino, was presented at a meeting of the GPA Board of Directors. Aiming the simplification of the structure of the Casino in Latin America, a significant improvement in governance and an increase in the basis of potential investors.

Transactions under common control are not provided for in IFRS, however transactions for the purpose of merely corporate reorganization have been treated at cost historically by the Company. The acquisition of Èxito Group differed from a reorganization because it had a commercial substance, being carried out at market value validated by evaluation committees, involved a public offering launched by GPA, through its subsidiary Sendas Distribuidora SA (“Sendas”), with a view to the acquisition, in cash, of all the shares of Éxito, a publicly-held company located in Colombia. Due to the economic substance, the Company applied CPC 15R / IFRS 3R.

The transaction also involved the acquisition by Casino of the indirect all GPA's share control shares currently held indirectly by Éxito at the price of R$113 reais per share; and the migration from the GPA to the Novo Mercado, B3's highest governance segment, with the conversion of all GPA preferred shares into common shares at the ratio of 1 to 1.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

On July 23, 2019, a material fact informed that the Board of Directors, of GPA based on the favorable recommendation of the Special Independent Committee and within range the price originally recommended by GPA's executive board, approved that its operational subsidiary Sendas Distribuidora to approve the launch of an all cash tender offer, in cash, to acquire up to all of the shares of Éxito, for the price of 18,000 Colombian pesos per share (equivalent to R$21.67 reais on the date of purchase).

Continuing the transaction, on September 12, 2019, the Board of Directors and the general shareholders' meeting of Éxito approved the sale of its indirect equity interest in GPA to Casino in the terms disclosed.

Since in this transaction the Company was exposed to Colombian pesos (“COP”) during the offering period, on July 24, 2019, the financial committee approved the realization of a cash flow hedge, via NDFs (Non Deliverable Forward), to mitigate this exposure (see note 19).

On November 27, 2019, the OPA was liquidated, and shareholders representing 96.57% of Éxito's capital accepted the takeover bid. This adhesion represented a disbursement by Sendas of 7.780 billion Colombian pesos (amount equivalent to R$9.5 billion (taking into account the exchange rate of December 31, 2019). On the same date, prior to the liquidation of the OPA, subsidiaries of Casino acquired all of the shares issued by GPA held directly and indirectly by Éxito for the price, net of debt, of US$1,161 million (equivalent to R$4.9 billion based on the exchange rate on the date of the transaction).

Association context

Almacenes Éxito S.A. operates more than 650 stores in Colombia, Uruguay and Argentina, in addition to exploring shopping centers, having a significant investment in a loyalty and financial company, in addition to its own brands with successful participation.

The Company started to consolidate Éxito's results as of December 1,2019, when it obtained control of the company, consolidations only one month of the income statement. Net sales were R$2,151 in this period and net income was R$71. If Éxito had been consolidated as of January 1, 2019, the effect in the income statement would have been R$18,388 on net sales and R$178 on net income from continuing operations.

Determination of the consideration transferred by the acquisition

The amounts were transferred in cash in the net amount of R$9,413 this amount is already net of cash flow hedge made to protect the exchange variation between Reais and Colombian pesos of part of the price between the beginning and the end of the offer in the amount of R$145, and dividends (R$42) related to the year of 2018 whose payment was scheduled for January 2020.

12.31.2019
Cash disbursement	9.268
Cash flow hedge adjustment	145
9.413
Dividends related to 2018	(42)
Total consideration transferred	9.371

Fair values of identifiable acquired assets and liabilities acquired

The fair values of identifiable acquired assets and liabilities acquired from Exito, on the date of the business combination, are as follows:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Balance after preliminary purchase price
Assets:
Cash and cash equivalents	6,062
Trade accounts reciable, net	416
Inventories, net	2,765
Recoverable taxes	477
Other current assets	342
Deferred Income Tax and Social Contribution	1,282
Related Parties	137
Other noncurrent assets	112
Investments	465
Investment Properties	2,789
Property and equipment, net	6,954
Intangible assets, net	2,661
24,462

Liabilities:
Payroll and related taxes	283
Trade payble, net	4,545
Taxes and contributions payables	219
Borrowings and financing	2,546
Lease liabilities	277
Other current liabilities	998
Noncurrent borrowings financing	2,060
Deferred income tax and social contribution	1,657
Provisions for risks	103
Noncurrent lease liabilities	1,540
Other noncurrent liabilities	28
14,256
Net assets	10,206
(-) Attributed to non-controlling shareholders	(2,522)
Net assets	7,684

a)     Tradename - The Company identified the main brands of  Éxito operation, represented by the store formats operated in Colombia Surtimax, Super Inter, Exito and Carulla, in Argentina Libertad brand and in Uruguay Disco. In addition, Éxito, Bronzini and Carulla Èxito own brands were evaluated. Tradenames have an indefinite useful life.

b)     Investment properties and stores - Grupo Éxito has real estate assets that are explored in its gallery rental and shopping mall activities. Such assets have high commercial relevance, being located in privileged areas. Additionally, a group of stores considered significant that were explored in the Exito operation were evaluated.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

c)     Investment Banco Tuya – Tuya shares held by the Company were evaluated by market prices.

d)     Leases - Rents contracts were recalculated using the incremental borrowing rate at the date of acquisition.

As part of the process of identifying intangible assets and liabilities in allocating the purchase price, it was identified other items whose information collection process, discussion with management and understanding of the Colombian market had not been completed by the date of disclosure of these financial statements. Among the assets we can mention mainly the added value of a portion of fixed assets and customer relationships.  We estimate that such assets that will be reclassified from goodwill  will not impact significant the consolidated financial statements as of December 31, 2019.

The fair value of the interest of non-controlling shareholders was measured using the interest held by them, at fair value on the date of the business combination, as shown below:

12.31.2019
Total consideration transferred - 96.57%	9,371
Company at Fair value 100%	9,706
Non-controlling interest Fair value (OPA)	335

Preliminary goodwill identified

As a result of: (i) measurement of the total consideration transferred by the acquisition Èxito control, (ii) measurement of the non-controlling interest, and (iii) measurement of identifiable assets and liabilities at fair value, the Company recorded goodwill, in the amount of R$1,687.

The goodwill for expected future profitability of R$1,687 arising from the acquisition consists mainly of synergies and economies of scale. Goodwill is not deductible for tax purposes, except on the sale of the investment.

Goodwill is disclosed in the consolidated balance sheet in the subgroup of intangible assets. In the Sendas subsidiary, Éxito direct parent company, goodwill is in the investment subgroup, in the same group of noncurrent assets.

The acquisition-related cost was R$198, recognized in “other operating expenses” (note 28). As follow:

12.31.2019
Fair value of net assets acquired	10,206
(-) Attributed to non-controlling shareholders	(2,187)
8,019
Remaining non-controlling interest (OPA)	(335)
7,684
Total consideration transferred for the acquisition of control of Exito	9,371
Goodwill resulting from Èxito control acquisition of control of Exito	1,687

Subsequent measurement - purchase price allocation

The acquisition Èxito control was accounted under acquisition method, in accordance with IFRS 3R.

13.2.        Cheftime and James Delivery

In 2018 and 2019, the Company acquired control of James Delivery, which is a delivery company and Cheftime, which provides gastronomic kits. The net assets of such companies (representing approximately R$1) and the considerations for the acquisition were measured and concluded during 2019.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

14.   Investment properties

Investment properties are measured at historical cost, including transaction costs, net of accumulated depreciation and or impairment loss, if applicable. The cost of investment properties acquired in a business combination is determined at fair value, in accordance with IFRS 3 / CPC 15 - Business combination.

Investment properties are written off when they are sold or when they are no longer used and no future economic benefit is expected from the sale. An investment property is also classified as held for sale when there is an intention to sell. The difference between the net amount obtained from the sale and the carrying amount of the asset is recognized in the statement of operations for the period in which the asset is written off.

The investment properties of the Company and its subsidiaries correspond to commercial areas and lots that are maintained for income generation or future price appreciation.

The fair value of investment properties is measured based on assessments performed by third parties.

                                                          Consolidated

	Balance at 12.31.2018	Additi-ons	Depre-ciation	Acquisition of companies	Foreign Currency Translation adjustment	Transfers	Balance at 12.31.2019

Land	6	2	-	523	8	(6)	533
Buildings	10	10	(4)	2,257	42	5	2,320
Improvements	4	-	-	-	-	(4)	-
Construction in progress	-	-	-	10	-	-	10
Total	20	12	(4)	2,790	50	(5)	2,863

	Consolidated
	Balance at 12.31.2019			Balance at 12.31.2018
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	533	-	533	6	-	6
Buildings	2,412	(92)	2,320	20	(10)	10
Improvements	-	-	-	4	-	4
Construction in progress	10	-	10	-	-	-
Total	2,955	(92)	2,863	30	(10)	20

During December 2019, the results generated by the Éxito subsidiaries for the use of investment properties are as follows:

Leasel revenue	31
Operating expenses related to investment properties that generate revenue	(4)
Operating expenses related to investment properties that do not generate revenue	(12)
Net revenue generated by investment properties	15

As of December 31, 2019, the fair value of investment properties consisted only of balances from the subsidiary Éxito in the amount of R$2,859.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

15.     Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. This cost includes the cost of acquisition of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in the statement of operations for the year as incurred.

Asset category	Average annual depreciation rate
Buildings	2.50%
Improvements Leasehold	4.17%
Machinery and equipment	12.12%
Facilities	8.19%
Furniture and fixtures	11.03%
Others	20.00%

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale. Any eventual gains or losses arising from the write off of the assets are included in the statement of operations for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each reporting period and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed assets for fiscal year 2019 and no significant changes were necessary.

Interest on loans directly attributable to the acquisition, construction or production of an asset, which requires a substantial period of time to be finalized for the intended use or sale (qualifying asset), is capitalized as part of the cost of the respective assets during its construction. From the date of entry into operation of the corresponding asset, capitalized costs are depreciated over the estimated useful life of the asset.

15.1.        Impairment of non financial assets

Impairment testing is designed so that the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company and its subsidiaries activities.

The Company and its subsidiaries tests its tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s recoverable amount is defined as the asset’s fair value or the value in use of its cash-generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance is recorded to adjust its carrying amount to its recoverable amount, in assessing the recoverable amount, the estimated future cash flows are discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset. The useful life test for intangibles including goodwill is presented in note 16.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Recovery test of stores operating assets

The procedure for verifying non-realization consisted of grouping operational and intangible assets (Commercial rights) directly attributable to stores. The test steps were as follows:

• Step 1: the book value of properties in rented stores was compared with a sales multiple (30% to 35%) representing transactions between retail companies. For stores with a multiple value below the book value, we move to a more detailed method, described in Step 2.

• Step 2: the Company considers the highest value among the discounted cash flows using the 4.8% perpetuity growth (5.5% in 2018) for periods exceeding five years and a discount rate of 8.4% (10.1% in 2018) or appraisal reports prepared by independent specialists for own stores.

The Company carried out a test to verify the operational assets of the stores that could not be recoverable and in the year ended December 31, 2019, based on the tests performed, there was no need to recognize a loss.

Impairment losses are recognized in profit or loss for the year in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future periods.

	Parent Company
	Balance at 12.31.2018	Additi-ons	Remeasu-rement	Depre-ciation	Write-offs	Transfers (*)	Balance at 12.31.2019
	Restated

Land	991	-	-	-	(30)	(57)	904
Buildings	1,179	4	-	(41)	(29)	(87)	1,026
Leasehold improvements	2,033	64	-	(204)	(68)	266	2,091
Machinery and equipment	861	190	-	(166)	(11)	101	975
Facilities	275	16	-	(38)	(6)	2	249
Furniture and fixtures	357	66	-	(59)	(11)	24	377
Construction in progress	115	590	-	-	-	(586)	119
Others	32	28	-	(13)	-	(14)	33
Total	5,843	958	-	(521)	(155)	(351)	5, 774

Lease – right of use:
Buildings	3,420	123	528	(388)	(105)	-	3,578
Equipment	1	-	-	(1)	-	-	-
	3,421	123	528	(389)	(105)	-	3,578
Total	9,264	1,081	528	(910)	(260)	(351)	9,352

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 12.31.2017	Additions	Remeasu-rement	Depre-ciation	Write-offs	Transfers	Balance at 12.31.2018
	Restated						Restated

Land	1,094	-	-	-	(56)	(47)	991
Buildings	1,333	5	-	(44)	(70)	(45)	1,179
Leasehold improvements	2,142	7	-	(196)	(54)	134	2,033
Machinery and equipment	904	18	-	(165)	(56)	160	861
Facilities	306	13	-	(38)	(5)	(1)	275
Furniture and fixtures	365	8	-	(58)	(18)	60	357
Construction in progress	79	458	-	-	-	(422)	115
Others	41	27	-	(14)	-	(22)	32
Total	6,264	536	-	(515)	(259)	(183)	5,843

Finance lease
Buildings	3,336	129	331	(351)	(25)	-	3,420
Equipment	2	-	-	(1)	-	-	1
	3,338	129	331	(352)	(25)	-	3,421
Total	9,602	665	331	(867)	(284)	(183)	9,264

(*) Referring to assets transferred to the subsidiaries Sendas Distribuidora and SCB as a capital increase related to the banner conversion project.

	Parent Company
	Balance at 12.31.2019			Balance at 12.31.2018
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

					Restated

Land	904	-	904	991	-	991
Buildings	1,659	(633)	1,026	1,898	(719)	1,179
Leasehold improvements	3,859	(1,768)	2,091	3,666	(1,633)	2,033
Machinery and equipment	2,445	(1,470)	975	2,247	(1,386)	861
Facilities	582	(333)	249	583	(308)	275
Furniture and fixtures	992	(615)	377	945	(588)	357
Construction in progress	119	-	119	115	-	115
Others	143	(110)	33	136	(104)	32
Total	10,703	(4,929)	5,774	10,581	(4,738)	5,843

Lease – right of use:
Buildings	6,461	(2,883)	3,578	5,980	(2,560)	3,420
Equipment	37	(37)	-	37	(36)	1
	6,498	(2,920)	(3,578)	6,017	(2,596)	3,421
Total	17,201	(7,849)	9,352	16,598	(7,334)	9,264

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Consolidated
	Balance at 12.31.2018	Additions	Acquisition of companies	Remeasure-ment	Depreciation	Write-offs	Transfers (***)	Foreign Currency translation adjustment	Deconsolida-tion Via Varejo	Balance at 12.31.2019
	Restated

Land	1,366	75	2,353	-	-	(30)	(36)	42	-	3,770
Buildings	1,773	237	1,317	-	(67)	(29)	(29)	9	(1)	3,210
Leasehold improvements	3,843	634	334	-	(332)	(382)	407	-	(63)	4,441
Machinery and equipment	1,308	445	672	-	(264)	(36)	180	10	(34)	2,281
Facilities	501	86	64	-	(59)	(16)	30	(2)	(24)	580
Furniture and fixtures	595	163	300	-	(100)	(21)	80	6	(16)	1,007
Construction in progress	176	789	154	-	-	(6)	(903)	3	62	275
Other	59	32	6	-	(24)	(2)	7	-	(4)	74
Total	9,621	2,461	5,200	-	(846)	(522)	(264)	68	(80)	15,638

Lease – right of use:
Buildings	4,422	792	1,727	832	(525)	(152)	52	32	(157)	7,023
Equipment	9	15	25	-	(5)	-	-	1	-	45
Land	-	-	3	-	-	-	-	-	-	3
	4,431	807	1,755	832	(530)	(152)	52	33	(157)	7,071
Total	14,052	3,268	6,955	832	(1,376)	(674)	(212)	101	(237)	22,709

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Consolidated
	Balance at 12.31.2017	Additions	Remeasurement	Depreciation	Write-offs (**)	Provision for Impaiment	Transfers (***)	Assets held for sale and discontinued operations	Balance at 12.31.2018
	Restated								Restated

Land	1,362	46	-	-	(56)	-	13	1	1,366
Buildings	1,770	175	-	(57)	(71)	-	(46)	2	1,773
Leasehold improvements	3,492	479	-	(292)	(124)	-	361	(73)	3,843
Machinery and equipment	1,262	182	-	(235)	(79)	-	292	(114)	1,308
Facilities	487	76	-	(54)	(20)	-	27	(15)	501
Furniture and fixtures	540	92	-	(84)	(26)	-	116	(43)	595
Construction in progress	126	809	-	-	(13)	-	(755)	9	176
Other	64	39	-	(24)	(31)	-	(8)	19	59
Total	9,103	1,898	-	(746)	(420)	-	-	(214)	9,621

Lease – right of use:
Buildings	4,174	338	1,184	(441)	(57)	(32)	(2)	(742)	4,422
Equipment	15	-	-	(5)	(1)	-	-	-	9
	4,189	338	1,184	(446)	(58)	(32)	(2)	(742)	4,431
Total	13,292	2,236	1,184	(1,192)	(478)	(32)	(2)	(956)	14,052

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2019			Balance at 12.31.2018
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
					Restated

Land	3,770	-	3,770	1,366	-	1,366
Buildings	4,279	(1,069)	3,210	2,585	(812)	1,773
Leasehold improvements	7,065	(2,624)	4,441	5,868	(2,025)	3,843
Machinery and equipment	4,864	(2,583)	2,281	2,957	(1,649)	1,308
Facilities	1,065	(485)	580	865	(364)	501
Furniture and fixtures	2,196	(1,189)	1,007	1,287	(692)	595
Construction in progress	275	-	275	176	-	176
Other	256	(182)	74	206	(147)	59
	23,770	(8,132)	15,638	15,310	(5,689)	9,621

Lease – right of use:
Equipment	10,655	(3,632)	7,023	7,449	(3,027)	4,422
Equipment	128	(83)	45	82	(73)	9
Land	6	(3)	3	-	-	-
	10,789	(3,718)	7,071	7,531	(3,100)	4,431
Total	34,559	(11,850)	22,709	22,841	(8,789)	14,052

15.2.    Guarantees

At December 31, 2019 and 2018, the Company and its subsidiaries had collateralized property and equipment items for some legal claims, as disclosed in note 22.8.

15.3.     Capitalized borrowing costs

The consolidated borrowing costs for the year ended December 31, 2019 were R$26 (R$22 for the year ended December 31, 2018). The rate used to determine the borrowing costs eligible for capitalization was 136.11% of the CDI (101.78 % of the CDI for the year ended December 31, 2018), corresponding to the effective interest rate on the Company’s borrowings.

15.4.    Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
		Restated		Restated
Additions (i)	1,081	665	3,268	2,236
Lease	(122)	(308)	(806)	(519)
Capitalized borrowing costs	(7)	(5)	(26)	(22)
Property and equipment financing - Additions (ii)	(769)	(509)	(2,116)	(1,482)
Property and equipment financing - Payments (ii)	726	542	2,142	1,436
Total	909	385	2,462	1,649

(i)       The additions are related to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

(ii)     The additions to property and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows net of items that did not impact cash.

15.5.     Other information

At December 31, 2019, the Company and its subsidiaries recorded in the cost of sales the amount of R$118 in the parent company (R$97 at December 31, 2018) and R$147 in consolidated (R$126 at December 31, 2018) related to the depreciation of its fleet of trucks, machinery, buildings and facilities related to the distribution centers.

16.     Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and any impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are recognized as expenses when incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), customer lists, advantageous lease agreements, advantageous furniture supply agreements and brands.

Intangible assets with definite useful lives are amortized by the straight-line method. The amortization period and method are reviewed, at least, at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimate.

Software development costs recognized as assets are amortized over their useful lives (5 a 10 years), accordingly to the amortization rate of 10.82% beginning amortization when they become operational.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment at the end of each reporting period or whenever there are indications that their carrying amount may be impaired either individually or at the level of the cash-generating unit. The assessment is reviewed annually to determine whether the indefinite life assumption remains valid. Otherwise, the useful life is changed prospectively from indefinite to definite.

When applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale of the asset and its carrying amount, any gain or loss being recognized in the statement of operations in the year when the asset is derecognized.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company
	Balance at 12.31.2018	Additi-ons	Remeasu-rement	Amortization	Transfers	Balance at 12.31.2019
	Restated

Goodwill	542	-	-	-	(41)	501
Commercial rightsl (note 16.2)	47	-	-	-	-	47
Software and implementation	563	161	-	(95)	121	750
	1,152	161	-	(95)	80	1,298
Lease-right of use:
Right of use Paes Mendonça (*)	587	-	5	(36)	-	556
Software	77	-	-	(22)	-	55
	664	-	5	(58)	-	611
Total	1,816	161	5	(153)	80	1,909

	Parent Company
	Balance at 12.31.2017	Additions	Acquisition of companies	Amortization	Transfers	Balance at 12.31.2018
	Restated					Restated

Goodwill	501	-	41	-	-	542
Commercial rights retail (note 16.2)	46	-	-	(2)	3	47
Software and implementation	509	139	-	(85)	-	563
	1,056	139	41	(87)	3	1,152
Lease-right of use:
Right of use Paes Mendonça (*)	-	179	-	(7)	415	587
Software	91	-	-	(25)	11	77
	91	179	-	(32)	426	664
Total	1,147	318	41	(119)	429	1,816

	Parent Company
	Balance at 12.31.2019			Balance at 12.31.2018
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill	1,359	(858)	501	1,400	(858)	542
Commercial rights (note 16.2)	47	-	47	47	-	47
Software and implementation	1,397	(647)	750	1,116	(553)	563
	2,803	(1,505)	1,298	2,563	(1,411)	1,152
Lease-right of use:
Right of use Paes Mendonça (*)	604	(48)	556	598	(11)	587
Software	313	(258)	55	216	(139)	77
	917	(306)	611	814	(150)	664
Total	3,720	(1,811)	1,909	3,377	(1,561)	1,816

(*) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores for 30 years.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2018	Addi-tions	Acquisition of companies (*)	Amortization	Write-off	Remeasurement	Foreign currency translation adjustment	Transfer	Deconsolidation Via Varejo	Balance at 12.31.2019

Goodwill	1,148	-	1,686	-	-	-	43	(1)	-	2,876
Tradename	39	-	2,569	(1)	-	-	56	8	-	2,671
Commercial rights (note 16.2)	111	24	32	(1)	-	-	1	-	-	167
Software	621	274	60	(108)	(7)	-	1	124	(75)	890
	1,919	298	4,347	(110)	(7)	-	101	131	(75)	6,604
Lease-right of use:
Right of use Paes Mendonça (**)	819	-	-	(45)	-	6	-	-	-	780
Software	80	-	-	(24)	(1)	-	-	-	1	56
	899	-	-	(69)	(1)	6	-	-	1	836
Total	2,818	298	4,347	(179)	(8)	6	101	131	(74)	7,440

 (*) See note 13.1 and 13.2.

(**) Related to leases and operating agreements of some stores. The Company has the contractual right to operate these stores for a 30 years.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

	Consolidated
	Balance at 12.31.2017	Addi-tions	Company acquisition (*)	Amorti-zation	Write-off	Transfer	Assets held for sale and discontinued operations	Balance at 12.31.2018
	Restated							Restated

Goodwill	1,107	-	41	-	-	-	-	1,148
Tradename	39	-	-	-	-	251	(251)	39
Commercial rights (note 16.2)	86	24	-	(5)	-	6	-	111
Software	551	534	-	(91)	(29)	(256)	(88)	621
	1,783	558	41	(96)	(29)	1	(339)	1,919
Lease-right of use:
Right of use Paes Mendonça (**)	-	179	-	(7)	-	647	-	819
Software	95	-	-	(27)	-	12	-	80
	95	179	-	(34)	-	659	-	899
Total	1,878	737	41	(130)	(29)	660	(339)	2,818

	Consolidated
	Balance at 12.31.2019			Balance at 12.31.2018
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
					Restated

Goodwill	3,986	(1,110)	2,876	2,259	(1,111)	1,148
Tradename	2,672	(1)	2,671	39	-	39
Commercial rights (note 16.2)	168	(1)	167	111	-	111
Software	1,715	(825)	890	1,200	(579)	621
	8, 541	(1,937)	6,604	3,609	(1,690)	1,919
Lease-right of use:
Right of use Paes Mendonça (**)	836	(56)	780	832	(13)	819
Software	321	(265)	56	225	(145)	80
	1,157	(321)	836	1,057	(158)	899
Total intangibles	9,698	(2,258)	7,440	4,666	(1,848)	2,818

16.1.  Test for recovery of intangibles of indefinite useful life, including goodwill

The impairment test of intangibles uses the same practices described in Note 15 Property, plant and equipment.

For impairment testing purposes, the goodwill acquired through business combinations and tradenames with indefinite useful lives was allocated to two cash generating units, which are also operational segments that disclose information. The segments are: retail and wholesale of self-services referring to the “ASSAÍ” brand.

The recoverable amount of the segments was defined by means of the value in use based on cash projections arising from the financial budgets approved by senior management for the next three years. The discount rate applied to cash flow projections is 8.4% (10.1% in 2018), and cash flows that exceed the three-year period are extrapolated using a 4.8% growth rate (5.5% on December 31, 2018). As a result of this analysis, there was no need to record a provision for impairment of these assets.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Sensitivity analysis

Based on the probable scenario, a sensitivity analysis was made for a 0.5% increase / decrease in the discount rate and growth rate. In any combination, the value of the segment's cash flow is higher than its book value. As a result of this analysis, there was no need to record a provision for impairment of these assets.

16.2.  Commercial right

Commercial rights are the right to operate the stores under to acquired rights, or allocated on business combinations.

Management understands that commercial rights are considered recoverable, considering its recovery by cash flows return or the possibility of negotiating with third parties.

Goodwill with a defined useful life is tested using the same assumptions used in the Company's other recoverability tests (note 6.1 (b)), following the term of use of these assets.

16.3.  Additions to intangible assets for cash flow presentation purposes:

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
		Restated		Restated

Additions	161	318	298	737
Lease	(1)	-	(1)	-
Intangible assets financing - Addition	-	-	(23)	(59)
Intangible assets financing - Payments	-	-	46	37
Total	160	318	320	715

17.    Trade payables, net

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018

Product suppliers	5,064	5,745	14,371	9,662
Service suppliers	411	390	977	491
Bonuses from suppliers (note 17.2)	(453)	(531)	(461)	(907)
	5,022	5,604	14,887	9,246

17.1. Agreement between suppliers, the Company and banks

The Company and its subsidiaries have certain agreements with financial institutions in order to allow their suppliers to use the Company's lines of credit for prepayment of receivables arising from the sale of goods and services, allowing suppliers to anticipate receivables in the normal course of purchases made by the Company.

These transactions were evaluated by the management concluding that has commercial characteristics, since there are no changes in price and / or terms previously established in the original commercial negotiations, as well as no financial charges. The anticipation is also solely the suppliers’s discretion.

The Company also has commercial transactions increasing payment terms, routinely as part of its commercial activity, without financial charges.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

17.2. Bonuses from suppliers

It includes bonuses and discounts obtained from suppliers. These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs. The collection of these receivables is by offsetting the amounts payable to suppliers, according to supply agreements conditions so that the settlement occurs by the net amount.

18.     Borrowings and financing

18.1.      Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	12.31.2019	12.31.2018	12.31.2019	12.31.2018
			Restated		Restated

Debentures and promissory note
Debentures and Certificate of Agribusiness Receivables (note 18.4)	129.34% of CDI	3,978	4,146	11,863	4,146
		3,978	4,146	11,863	4,146

Borrowings and financing
Local currency
BNDES	4.01% per year	4	6	27	37
Working capital	124.4% of CDI	509	238	1,008	238
Working capital	TR + 9.80 % per year	15	17	99	112
Swap contracts (note 18.7)	101.44%	(2)	(2)	(12)	(11)
Borrowing cost		(9)	-	(22)	(3)
		517	259	1,100	373
Foreign currency (note 18.5)
Working capital	USD + 3.14% per year	845	189	846	843
Working capital	IBR 3M + 2%	-	-	323	-
Credit letter		-	-	12	-
Swap contracts (note 18.7)	118.27% of CDI	(15)	(33)	(15)	(76)
Swap contracts (note 18.7)	IBR 3M + 2%	-	-	(19)	-
NDF Contracts - Derivatives		-	-	(1)	-
Borrowing cost		-	-	(1)	-
		830	156	1,145	767
Total		5,325	4,561	14,108	5,286

Current assets		45	-	73	43
Noncurrent assets		2	35	13	44
Current liabilities		2,016	1,306	3,488	1,981
Noncurrent liabilities		3,356	3,290	10,706	3,392

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

18.2.  Changes in borrowings

	Parent Company	Consolidated
At December 31, 2018	4,704	5,438
Adjustment related to IFRS 16	(143)	(152)
Restated opening balance	4,561	5,286
Additions	2,259	13,604
Accrued interest	312	678
Accrued swap	9	(11)
Mark-to-market	(1)	(47)
Monetary and exchange rate changes	8	(13)
Borrowing cost	9	31
Interest paid	(274)	(504)
Payments	(1,352)	(9,551)
Swap paid	11	103
Acquisition of companies	-	4,527
Foreign currency translation adjustment	-	80
Deconsolidation Via Varejo	(217)	(75)
At December 31, 2019	5,325	14,108

	Parent Company	Consolidated
At December 31, 2017	4,087	4,560
Adjustment related to IFRS 16	(181)	(195)
Restated opening balance	3,906	4,365
Additions	2,903	9,139
Accrued interest	296	619
Accrued swap	(53)	(126)
Mark-to-market	5	12
Monetary and exchange rate changes	74	167
Borrowing cost	12	13
Interest paid	(396)	(758)
Payments	(2,144)	(7,920)
Swap paid	(42)	(9)
Liabilities related to assets held for sale and discontinued operations (note 33)	-	(216)
At December 31, 2018 - restated	4,561	5,286

18.3.        Maturity schedule of borrowings and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated

From 1 to 2 years	1,503	3,596
From 2 to 3 years	1,352	3,444
From 3 to 4 years	3	2,773
From 4 to 5 years	169	386
After 5 years	336	559
Subtotal	3,363	10,758

Borrowing costs	(9)	(65)
Total	3,354	10,693

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

18.4.  Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in reais)	12.31.2019	12.31.2018	12.31.2019	12.31.2018

13th Issue of Debentures – CBD and CRA	No preference	1,012	1,012,500	12/20/16	12/20/19	97.50% of CDI	-	-	1,014	-	1,014
14th Issue of Debentures – CBD	No preference	1,080	1,080,000	04/17/17	04/13/20	96.00% of CDI	1,010	1,091	1,094	1,091	1,094
15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21	104.75% of CDI	1,027	821	824	821	824
16th Issue of Debentures – CBD (1st serie)	No preference	700	700,000	09/11/18	09/10/21	106% of CDI	1,016	712	714	712	714
16th Issue of Debentures – CBD (2nd serie)	No preference	500	500,000	09/11/18	09/12/22	107.4% of CDI	1,017	508	510	508	510
4th Issue of Promissory Notes – CBD	No preference	800	800	01/10/19	01/09/22	105.75% of CDI	1,061,280	849	-	849	-
1th Issue of Promissory Notes – Sendas (1nd serie)	No preference	50	1	07/04/19	07/03/20	CDI + 0.72% per year	51,537,614	-	-	52	-
1th Issue of Promissory Notes – Sendas (2nd serie)	No preference	50	1	07/04/19	07/05/21	CDI + 0.72% per year	51,537,614	-	-	52	-
1th Issue of Promissory Notes – Sendas (3nd serie)	No preference	50	1	07/04/19	07/04/22	CDI + 0.72% per year	51,537,614	-	-	52	-
1th Issue of Promissory Notes – Sendas (4nd serie)	No preference	250	5	07/04/19	07/04/23	CDI + 0.72% per year	51,537,614	-	-	258	-
1th Issue of Promissory Notes – Sendas (5nd serie)	No preference	200	4	07/04/19	07/04/24	CDI + 0.72% per year	51,537,614	-	-	206	-
1th Issue of Promissory Notes – Sendas (6nd serie)	No preference	200	4	07/04/19	07/04/25	CDI + 0.72% per year	51,537,614	-	-	206	-
1th Issue of Debentures – Sendas (1nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/20	CDI + 1.60% per year	500	-	-	1,001	-
1th Issue of Debentures – Sendas (2nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/21	CDI + 1.74% per year	1,022	-	-	2,044	-
1th Issue of Debentures – Sendas (3nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/22	CDI + 1.95% per year	1,023	-	-	2,046	-
1th Issue of Debentures – Sendas (4nd serie)	No preference	2,000	2,000,000	09/04/19	08/20/23	CDI + 2.20% per year	1,024	-	-	2,047	-
Borrowing cost								(3)	(10)	(82)	(10)
								3,978	4,146	11,863	4,146

Current liabilities								1,130	1,068	2,287	1,068
Noncurrent liabilities								2,848	3,078	9,576	3,078

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

The amortization occurs in payment exclusively at the maturity date with semi-annually interest payment remuneration (13th, 14th, 15th and 16th issue of CBD).

The 13th and 14th issues are entitled to early redemption, at any time, the 15th issue on December 15, 2018 and 16th as of December 10, 2018, both of according under conditions laid down on the issuing instrument.

On April 17, 2017, CBD performed the 14th issuance of simple debentures, non-convertible into shares, unsecured, in a single serie, which was placed privately with Ares Serviços Imobiliários Ltda., which was later assigned and transferred to Ápice Securitizadora S.A., that acquired the Debentures and the Agribusiness Credit Rights with the purpose to bind with the 7th series of the 1st issuance of Certificate of Agribusiness Receivables (CRA). The resources were used exclusively for purchasing agribusiness products, such as fruits, vegetables, dairy, and animal’s protein in natura directly from rural producers and cooperatives. The amount of R$ 1,080 maturing on April 13, 2020, with interest of 96% of the CDI to be semiannually paid.

On January 17, 2018, CBD performed the 15th issuance of simple debentures, non-convertible into shares, unsecured, in a single serie. The resources are used to increase working capital and to extend the indebtedness profile. The amount of R$ 800 has maturity on January 15, 2021, with interest of 104.75% of CDI that will be paid semiannually.

On September 11, 2018, CBD performed the 16th issuance of simple debentures, non-convertible to shares, unsecured, in two series. The resources are used to increase working capital and to extend the indebtedness profile. The total amount of R$ 1,200, being in September 10, 2021 the maturity of the first serie  and September 10, 2022 the second serie, with interest of 106.00% of CDI for the first serie and of 107.40% for the second serie with semiannually payment.

In the third quarter of 2019, occurred the first issue of commercial promissory notes of Sendas in 6 series, with a nominal value of R$50 to R$250 and a total of R$800.

On December 17, 2018, CBD approved the 4th issue of promissory notes in a single serie. The resources are used to increase working capital and extend the indebtedness profile. The total amount raised was R$800, has maturity on January 9, 2022 and interest of 105.75% of the CDI.

In the period, there was also the first issue of Sendas of simple, not convertible debentures into shares, in four series with a nominal value of R$2,000 reais each, with a maturity between 1 and 4 years, totaling of R$8,000. These funds were used to finance the acquisition of Éxito shares in connection with the proposed reorganizayion operations in Latin America, as disclosed in note 1.1.

18.5. Borrowings in foreign currencies

On December 31, 2019 GPA had loans in foreign currencies (dollar) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments.

18.6. Guarantees

The Company has signed promissory notes for some loan contracts.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

18.7.Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts include a total amount of the debt with the objective toprotect the interest and principal and are signed, generally, with the same due dates and in the same economic group. The weighted average annual rate in December 2019 was 5.96% (6.42% as of December 31, 2018).

18.8.Credit facilities

The Company and its subsidiaries entered into credit facility agreements, in the amount of R$900. These agreements are under market conditions and effective for 2020.

18.9.Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies, the Company is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At December 31, 2019, GPA complied with these ratios.

18.10.Total Return Swap (“TRS”)

The Company sold 50.000.000 shares, representing a 3.8% stake in Via Varejo through an auction at B3 on December 27, 2018 for the amount of a Total Return Swap transaction ("TRS") receiving R$ 218. On December 21, 2018 a contract was signed with a bank foreseeing the sale described and defining a Total Return Swap ("TRS") the same number of shares. The contract was fully settled during the month of February.

On February 20, 2019, the Board of Directors approved a new TRS agreement, authorizing the sale of 40,000,000 (forty million) common shares of Via Varejo held by the Company, corresponding to 3.09% of Via Varejo share capital, for the amount of R$200. This sale was made at B3 on February 25, 2019. Although the ownership of the shares was transferred, the Company had the risk of adjusting the market value of these shares in the future sales of the bank that, based on IFRS 9 / CPC 48, determines that the accounting shares are not derecognised. In April 2019 the balance was settled.

18.11.   Cash flow hedge

The Company made use of foreign currency contracts (NDF - Non Deliverable Forward) to protect itself from the exchange variation of COP / BRL due to the process of reorganizing the operation in Latin America described in note 13.1. NDF contracts were designated for cash flow hedging and are already closed on December 31, 2019. The resulting effect of this transaction was considered in the consideration paid in Èxito acquisition.

19.     Financial instruments

Financial assets are recognized when the Company or its subsidiaries assume contractual rights to receive cash or other financial assets from contracts to which they are a party. Financial assets are derecognised when the rights to receive cash tied to the financial asset expire or the risks and benefits are substantially transferred to third parties. Assets and liabilities are recognized when rights and / or obligations are retained in the transfer by the Company.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Financial liabilities are recognized when the Company and / or its subsidiaries assume contractual obligations for settlement in cash or in the assumption of third party obligations through a contract to which they are a party. Financial liabilities are derecognised when they are settled, extinguished or expired.

Purchases or sales of financial assets that require delivery of assets within a period defined by regulation or market convention (trading under normal conditions) are recognized on the trade date, that is, on the date on which the Company and its subsidiaries undertake to whether to buy or sell the asset.

(i)               Classification and measurement of financial assets and liabilities

According to CPC 48 / IFRS 9, on initial recognition, a financial asset is classified as measured: at amortized cost; fair value through other results (“FVOCI”) - or fair value through results (“FVPL”). The classification of financial assets according to CPC 48 / IFRS 9 is generally based on the business model in which a financial asset is managed and on its contractual cash flow characteristics. Embedded derivatives in which the master contract is a financial asset within the scope of the standard are never separated. Instead, the hybrid financial instrument is rated for classification as a whole.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as measured at FVPL:

•        is maintained within a business model whose objective is to maintain financial assets to receive contractual cash flows; and

•        its contractual terms generate, on specific dates, cash flows that are related to the payment of principal and interest on the principal amount outstanding.

A debt instrument is measured at FVOCI if it meets both of the following conditions and is not designated as measured at FVPL:

•        is maintained within a business model whose objective is achieved both by receiving contractual cash flows and by selling financial assets; and

•        its contractual terms generate, on specific dates, cash flows that are only payments of principal and interest on the principal amount outstanding.

In the initial recognition of an investment in an equity instrument that is not held for trading, the Company may irrevocably choose to present subsequent changes in the fair value of the investment in other comprehensive income (“ORA”). This choice is made investment by investment.

All financial assets not classified as measured at amortized cost or VJORA, as described above, are classified as VJR. This includes all derivative financial assets. Upon initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost, VJORA or VJR if this eliminates or significantly reduces an accounting mismatch that would otherwise arise (fair value option available in CPC 48 / IFRS 9).

A financial asset (unless it is an accounts receivable from customers without a significant financing component that is initially measured at the transaction price) is initially measured at fair value, plus, for an item not measured at FVPL, the transaction costs that are directly attributable to your acquisition.

Financial assets measured at FVPL - These assets are subsequently measured at fair value. The net result, including interest or dividend income, is recognized in the result.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Financial assets at amortized cost - These assets are measured subsequently to the amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and losses are recognized in income. Any gain or loss on derecognition is recognized in income.

Financial assets to FVOCI - These assets are measured subsequently at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment losses are recognized in income. Other net results are recognized in OCI. Upon derecognition, the accumulated result in OCI is reclassified to the result.

(ii) Derecognition of financial assets and liabilities

A financial asset (or, as the case may be, part of a financial asset or part of a group of similar financial assets) is derecognised when:

• Expiry rights to receive cash flows.

• The Company and its subsidiaries transfer their rights to receive cash flows from the asset or assume an obligation to fully pay the cash flows received to a third party, pursuant to a transfer agreement; and (a) the Company substantially transferred all the risks and benefits related to the asset; or (b) the Company did not transfer, nor substantially retained all the risks and benefits related to the asset, but transferred its control.

When the Company and its subsidiaries assign their rights to receive cash flows from an asset or enter into a transfer agreement, without substantially transferring or retaining all the risks and benefits related to the asset or transferring control of the asset, the asset is maintained and recognizes a corresponding liability. The transferred asset and the corresponding liability are measured in a way that reflects the rights and obligations retained by the Company and its subsidiaries.

A financial liability is derecognised when the obligation underlying the liability is paid, canceled or expired.

When an existing financial liability is replaced by another from the same creditor, under substantially different terms, or the terms of an existing liability are substantially modified, such replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference between the respective book values is recognized in the income for the year.

(iii) Offsetting of financial instruments

Financial assets and liabilities are offset and presented stated net in the financial statements, only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

Derivative financial instruments

The Company uses derivative financial instruments to limit the exposure to variation not related to the local market such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are recognized as financial income or expenses.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it intends to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the periods for which they were designated.

The following are recognized as fair value hedges, in accordance with the procedures below:

•        The change in the fair value of a derivative financial instrument classified as fair value hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the statement of operations;

•        In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings denominated in foreign currency is developed through DDI curves, free coupon and DI, indexes disclosed by the B3 (the Brazilian Securities, Commodities and Futures Exchange), whereas for borrowings denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

The Company uses financial instruments only to protect identified risks limited to 100% of the value of these risks. Derivative transactions are exclusively used to reduce exposure to foreign currency and interest rate fluctuation, in order to maintain the balance of the capital structure.

Cash flow hedge

CPC 48 / IFRS 9 replaces the “incurred loss” model of CPC 38 / IAS 39 with an expected credit losses model. The new impairment loss model applies to financial assets measured at amortized cost, contractual assets and debt instruments measured at FVOCI, but does not apply to investments in equity instruments (shares) or financial assets measured at FVPL.

According to CPC 48 / IFRS 9, provisions for losses are measured at one of the following bases:

•     Credit losses expected for 12 months (general model): these are credit losses that result in possible default events within 12 months from the balance sheet date and, subsequently, in case of deterioration of the credit risk, throughout the life of the instrument.

•     Full lifetime expected credit losses (simplified model): these are credit losses resulting from all possible default events over the expected life of a financial instrument.

•     Practical expedient: these are expected credit losses that are consistent with reasonable and sustainable information available, on the balance sheet date about past events, current conditions and forecasts of future economic conditions, which enable the verification of probable future loss based on the historical credit loss occurred in accordance with the maturity of securities.

The Company chose to measure provisions for losses from accounts receivable and other receivables and contractual assets at an amount that equals the credit loss expected for the full lifetime, and for trade accounts receivable, whose portfolio of receivables is fragmented, CDCI, rents receivable, wholesale accounts receivable and accounts receivable from freight companies, the practical expedient was applied through the adoption of a matrix of losses for each maturity range.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

When determining whether the credit risk of a financial asset increased significantly since its initial recognition and while estimating the expected credit losses, the Company takes into account reasonable and sustainable information that is relevant and available free of cost or excessive effort. This includes quantitative and qualitative information and analysis, based on the Company’s historical experience, during credit appraisal and considering information about projections.

The Company assumes that the credit risk of a financial asset increased significantly if the asset is overdue more than 90 days.

The Company considers a financial asset as in default when:

•           there is little likelihood that the debtor will fully pay their obligations to the Company, without resorting to actions such as execution of guarantees (if any); or

•           the financial asset is overdue more than 90 days.

The Company determined the credit risk of a debt security by analyzing the payment history, financial and macroeconomic conditions of the counterparty and the assessment of rating agencies, when applicable, thereby assessing each debt security individually.

The maximum period considered when estimating the expected credit loss is the maximum contractual period during which the company is exposed to the credit risk.

Measurement of expected credit losses – Expected credit losses are estimates weighted by the probability of credit losses based on historical losses and projections of related assumptions. Credit losses are measured at present value based on all cash insufficiencies (i.e. the differences between the cash flows owed to the Company according to contracts and the cash flows the Company expects to receive).

Expected credit losses are discounted by the effective interest rate of the financial asset.

Financial assets with credit recovery problems – On each reporting date, the Company evaluates whether the financial assets recorded at amortized cost and the debt securities measured at FVOCI show any indication of impairment. A financial asset shows “indication of impairment loss” in the occurrence of one or more events with negative impact on the estimated future cash flows of the financial asset.

Presentation of impairment loss – Provision for losses for financial assets measured at amortized cost are deducted from the gross book value of the assets.

For financial instruments measured at FVOCI, the provision for losses is recognized in OCI, instead of deducting the book value of the asset.

Impairment losses related to trade accounts receivable and other receivables, including contractual assets, are presented separately in the statement of income and OCI. Impairment of other financial assets is reported under “selling expenses”.

Accounts receivable and contractual assets – The Company considers the model and some of the assumptions used in the calculation of these expected credit losses as the main sources of uncertainty in the estimate.

The positions within each group were segmented based on common credit risk characteristics, such as:

•          Credit risk level and historical losses – for wholesale clients and property rental; and

•           Delinquency status, default risk and historical losses – for credit card operators and other clients.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

The main financial instruments and their carrying amounts, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
		Restated		Restated
Financial assets:
Amortized cost
Related parties - assets	248	341	104	34
Trade receivables and other receivables	531	627	924	695
Others assets	-	-	51	-
Fair value through profit or loss
Cash and cash equivalents	2,863	2,935	7,954	4,369
Financial instruments – Fair value hedge	47	35	86	87
Others assets	-	-	2	-
Fair value through other comprehensive income
Trade receibles with credit card companies and sales vouchers	50	70	377	123
Others assets	-	-	19	-
Financial liabilities:
Other financial liabilities - amortized cost
Related parties - liabilities	(234)	(316)	(215)	(145)
Trade payables	(5,022)	(5,604)	(14,887)	(9,246)
Financing for purchase of assets	(127)	(68)	(231)	(149)
Debentures and promissory notes	(3,978)	(4,146)	(11,863)	(4,146)
Borrowings and financing	(503)	(244)	(1,348)	(271)
Finance lease	(4,921)	(4,670)	(8,667)	(5,787)
Fair value through profit or loss
Loans and financing (Hedge accounting object)	(861)	(206)	(944)	(956)
Financial instruments – Fair Value Hedge – liabilities side	(30)	-	(39)	-
Financial instruments without suppliers - Fair value hedge - liabilities side	-	-	(8)	-
Disco Group put option (*)	-	-	(466)	-

(*) See note 19.3.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 19.3.

19.1.     Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)       Credit risk

•      Cash and cash equivalents: in order to minimize credit risk, the Company adopts investment policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

•      Accounts receivable: credit risk related to accounts receivable is minimized by the fact that large portion of the sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, mainly to the accounts receivable paid in installments, the Company monitor the risk through the credit concession to customers and by periodic analysis of the provision for losses.

•      The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s carrying out transactions, according to policies approved by governance boards.

•      There are no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

(ii)     Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments. As a result, the Company and its subsidiaries are, mainly, exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI indexed debt. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

(iii)    Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company and its subsidiaries use derivatives, such as swaps, aiming to mitigate the exchange exposure risk, converting the cost of debt into domestic currency andinterest rates.

Éxito Group uses derivatives to hedge against foreign exchange variations on imports.

(iv)    Capital risk management

The main objective of the Company’s capital management is to ensure if the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

The capital structure is presented as follows:

	Parent company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
		Restated		Restated

Cash and cash equivalents	2,863	2,935	7,954	4,369
Financial instruments – Fair value hedge	17	35	39	87
Borrowings and financing	(5,542)	(4,596)	(14,155)	(5,373)
Other liabilities with related parties (*)	(124)	(138)	(124)	(138)
Net debt	(2,586)	(1,764)	(6,286)	(1,055)
Shareholders’ equity	(10,940)	(10,234)	(13,511)	(13,159)

Net debt to equity ratio	24%	17%	47%	8%

(*) Represents amount payable to Greenyellow related to the equipments purchase.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

a.       Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of December 31, 2019.

a)       Parent company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	907	317	376	1,600
Debentures and promissory notes	1,203	3,064	-	4,267
Derivative financial instruments	(3)	(2)	-	(5)
Lease liabilities	1,042	3,242	6,103	10,387
Trade payables	5,022	-	-	5,022
Total	8,171	6,621	6,479	21,271

b)       Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,249	1,054	407	2,710
Debentures and promissory notes	2,675	10,694	312	13,681
Derivative financial instruments	3	(13)	(3)	(13)
Lease liabilities	1,747	5,483	9,444	16,674
Trade payables	14,887	-	-	14,887
Total	20,561	17,218	10,160	47,939

b.       Derivative financial instruments

Certain swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U.S. dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

At December 31, 2019 the reference value of these contracts were R$955 (R$ R$883 at December 31, 2018. These operations are usually contracted under the same terms of amounts, maturities and fees, and carried out with the financial institution of the same economic group, observing the limits set by Management.

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” and “forwards” operations to hedge against debts.

The Company calculates the effectiveness of hedge transactions atinception date and on continuing basis. Hedge transactions contracted in the year ended December 31, 2019 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to technical pronouncement CPC 48 (IFRS 39), the debt, which is the hedge object, is also adjusted at fair value.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

		Consolidated
		Notional value		Fair value
		12.31.2019	12.31.2018	12.31.2019	12.31.2018
Fair value hedge
Hedge object (debt)		955	883	944	955

Long position (buy)
Prefixed rate	TR + 9.80% per year	127	127	99	112
US$ + fixed	USD + 3.14 % per year	828	756	846	843
		955	883	945	955
Short position (sell)
	118.7% of CDI	(955)	(883)	(917)	(868)

Hedge position - asset		-	-	57	87
Hedge position - liability		-	-	(29)	-
Net hedge position		-	-	28	87

Realized and unrealized gains and losses on these contracts during the year ended December 31, 2019 are recorded as financial expenses, net and the balance payable at fair value is R$28 (receivable from R$87 as of December 31, 2018), the asset is recorded in line item “Derivative financial instrument - fair value hedge” and the liability in “Borrowings and financing”.

The effects of the fair value hedge recorded in the statement of operations for the year ended December 31, 2019 resulted in a gain of R$24 (gain of R$6 as of December 31, 2018).

f)        Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of transactions, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by B3.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date of financial statements are prepared and rates are projected by the market calculated based on currency coupon curves.

In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

19.2.     Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, according to CVM rules, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$4.47 on the due date, and the weighted interest rate weighted was 4.89% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant.

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

(i)       Other financial instruments

			Market projection
Operations	Risk (CDI variation)	Balance at 12.31.2019	Scenario I	Scenario II	Scenario III

Fair value hedge of fixed rate	101.44% of CDI	(86)	(211)	(214)	(218)
Fair value hedge of exchange rate	118.27% of CDI	(831)	(860)	(904)	(916)
Debentures and promissories notes	132.69% of CDI	(10,853)	(11,380)	(11,512)	(11,644)
Debentures (2nd issue CRA)	96.00% of CDI	(1,091)	(1,142)	(1,154)	(1,167)
Bank loans	124.49% of CDI	(1,008)	(1,058)	(1,071)	(1,083)
Total borrowings and financing exposure		(13,869)	(14,651)	(14,855)	(15,028)

Cash and cash equivalents (*)	89.94% of CDI	4,471	4,468	4,717	4,766
Net exposure		(9,398)	(10,183)	(10,138)	(10,262)
Net effect - loss			(785)	(740)	(864)

(*) Weighted average

The Éxito Group's sensitivity test considers the economic environment in which the company operates. In scenario I, the observable rates are used. In scenario II it is considered on increase of 10% and in scenario III it is a decrease of 10%.

Scenario I: Reference Bank Index in Colombia (IBR) available 4.134%.

Scenario II: 0.4134% increase in IBR and for Libor at 90 days an increase of 0.1763%

Scenario III: 0.4134% decrease in IBR and for Libor at 90 days a decrease of 0.1763%

		Maket projection
Transactions	Balance 12.31.2019	Scenario I	Scenario II	Scenario III

Bank loans and swap	(320)	(320)	(321)	(320)

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

19.3.     Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

Level 1: Measurement of fair value at the balance sheet date based on quoted (unadjusted) prices in active markets for assets or liabilities that the entity may have access to at the measurement date.

Level 2: Measurement of fair value at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, other than quoted prices included in Level 1.

Level 3: Measurement of fair value at the balance sheet date using unobservable inputs for the asset or liability.

The data for these models are obtained, whenever possible, from observable markets or from information, on comparable operations and transactions in the market. The judgments include the analyses of the data, such as liquidity risk, credit risk and volatility. Changes in assumptions about to these factors may affect the reported fair value of financial instruments.

For financial instruments not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices. These techniques include using recent market arm’s length transactions the benchmarking of fair value of similar financial instruments, the analyzes of discounted cash flow or other valuation models.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Consolidated
	Carrying amount	Fair value
	12.31.2019	12.31.2019	Level
Financial assets and liabilities
Trade receibles with credit card companies and sales vouchers	377	377	2
Swaps of annual rate between currencies	15	15	2
Swaps of annual rate	25	25	2
Forward between Currencies	(1)	(2)	2
Borrowings and financing (FVPL)	(944)	(944)	2
Borrowings and financing and debentures (amortized cost)	(13.211)	(12.528)	2
Disco Group put option (*)	(466)	(466)	3
Total	(14.205)	(13.523)

(*) Non-controlling shareholders of Group Disco del Uruguay S.A. Éxito Group’s subsidiary have a exercisable put option based on a formula that uses data such as net income, EBITDA - earnings before interest, taxes, depreciation and amortization and net debt, in addition to fixed amounts determined in the contract and the exchange variation applicable for conversion to the functional currency. This put option was presented in acquisition.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

There were no changes between the fair value measurements levels in the year ended December 31, 2019.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

19.4.     Consolidated position of derivative transactions

The Company and its subsidiaries have derivative contracts with the following financial institutions: Itaú BBA, Bradesco, Tokyo Bank, Scotiabank, Credit Agricole Corporate, Bogotá Bank, BBVA, BNP, BBVA, Davivenda, Bancolombia, HSBC and Corficolombia.

The consolidated position of outstanding derivative financial instruments are presented in the table below:

			Consolidated
Risk	Reference value	Due date	12.31.2019	12.31.2018

Debt
USD - BRL		2019	-	43
USD - BRL	US$ 210	2020	16	33
Interest rate - BRL	R$ 21	2026	2	2
Interest rate - BRL	R$ 106	2027	10	9
Derivatives - Fair value hedge - Brazil			28	87

Debt
USD - COP	US$ 211	2020	20	-
USD - COP	US$ 3	2022	1	-
Interest rate - COP	COP 673.109	2020	(1)	-
Interest rate - COP	COP 138.440	2021	(1)	-
			19	-

Trade payables
EUR - COP	EUR 2	2020	-	-
USD - COP	USD 56	2020	(8)	-
			(8)	-

Derivatives – Éxito Group			11	-

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

20.      Taxes and contributions payable and taxes payable in installments

Revenue from sales of goods and services are subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each city, as well as contribution for the Social Integration Program (“PIS”) and contribution for Social Security Financing (“COFINS”), and are presented net of sales revenue.

Revenue and expenses are recognized net of taxes, except where the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

20.1. Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	12.31.2018	12.31.2017	12.31.2018	12.31.2017

Taxes payable in installments - Law 11,941/09	354	432	355	432
Taxes payable in installments – PERT	162	169	162	169
ICMS	50	62	96	88
PIS and COFINS	4	4	7	8
Provision for income tax and social contribution	-	26	-	115
Withholding Income Tax	1	1	1	2
INSS	1	1	6	4
Other	7	12	60	23
Taxes – Éxito Group	-	-	220	-
	579	707	907	841

Current	203	236	531	370
Noncurrent	376	471	376	471

(i)       The Company decided to include certain federal tax debts in the Special Program on Tax Settlements – PERT (“PERT Program”), as per the conditions stablished in Law no. 13.496, enacted on October 24, 2017. The program allows the payment in monthly installments, and granted discounts on interest and penalties. The Company included tax debts related to (i) tax assessments over purchase transactions, manufacturing and exports sales of soil beans (PIS/COFINS), (ii) non-validation of tax offsets (IRPJ, PIS/COFINS); and other tax debts previously classified as possible risks related mainly to CPMF and other claims - (See note 22.2). The PERT liability is being settled integrally in cash in monthly installments in 12 years. The Company is in compliance with the obligations assumed in this installment plan.

(ii)     Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and penalties, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months, use of restricted deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS. The Company is in compliance with terms and conditions of obligations of this tax installment payment program.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

20.2.     Maturity schedule of taxes payable in installments in noncurrent liabilities:

Parent Company and Consolidated
From 1 to 2 years	105
From 2 to 3 years	104
From 3 to 4 years	92
From 4 to 5 years	13
After 5 years	62
376

21.     Income tax and social contribution

Current income tax and social contribution

Current income tax and social contribution assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the end of each balance sheet date.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus an additional 10% on annual taxable income exceeding R$240,000 for IRPJ, and 9% for CSLL.

Deferred income tax and social contribution

Deferred income tax and social contribution are generated by temporary differences at the end of the reporting periods between the tax basis of assets and liabilities and their carrying amounts.

Deferred income tax and social contribution assets are recognized for all deductible temporary differences and unused tax loss carryforwards to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax loss carryforwards, except where the deferred income tax and social contribution assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

Deferred income tax and social contribution liabilities are recognized for all temporary taxable differences, except when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in an transaction other than a business combination and which, at the time of the transaction, affects neither accounting profit nor tax losses.

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income tax and social contribution are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax and social contribution assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax and social contribution to be utilized. Unrecognized deferred income tax and social contribution assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Deferred income tax and social contribution assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) in effect or substantively in effect at the end of the reporting period.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the statement of operations.

Deferred income tax and social contribution assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

In virtue of nature and complexity of the Group's businesses, the differences between the actual results and the assumptions adopted, or the future changes to these assumptions, may result in future adjustments to tax revenues and expenses already recorded. The Company and its subsidiaries set up provisions, based on reasonable estimates, for taxes due. The value of these provisions is based on several factors, such as the experience of previous inspections and the different interpretations of tax regulations by the taxpayer and the responsible tax authority. These differences in interpretation can refer to a wide variety of issues, depending on the conditions in force at the home of the respective entity.

21.1.     Income tax and social contribution expense reconciliation

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
		Restated		Restated
Incomet (loss) before income tax and social contribution	345	1,188	742	1,569
Credit (expense) of income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(86)	(297)	(317)	(532)
Tax penalties	(16)	(20)	(18)	(22)
Share of profit of associates	241	287	(6)	15
Interest on own capital (*)	(4)	59	80	93
Tax benefits	6	15	19	15
Other permanent differences	(8)	5	(12)	18
Income tax and social contribution	133	49	(254)	(413)

Credit (expense) income tax and social contribution for the period:
Current	165	(36)	(161)	(347)
Deferred	(32)	85	(93)	(66)
Credit (expense) income tax and social contribution expense	133	49	(254)	(413)
Effective rate	-38.55%	-4.12%	34.23%	26.32%

Income tax expense calculated on the sale of Via Varejo totaled R$199 (see note 12.3) at the parent company, presented in the result of discontinued operations.

CBD does not pay social contribution based on a final favorable court decision in the past; therefore its nominal rate is 25%.

(*) Effect of income tax on interest on own capital.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

21.2.     Breakdown of deferred income tax and social contribution

	Parent Company
	12.31.2019			12.31.2018
	Asset	Liability	Net	Asset	Liability	Net
				Restated
Tax losses and negative basis of social contribution	140	-	140	167	-	167
Provision for risks	212	-	212	230	-	230
Goodwill tax amortization	-	(123)	(123)		(56)	(56)
Mark-to-market adjustment	-	(4)	(4)	2	-	2
Technological innovation – future realization	-	(7)	(7)	-	(10)	(10)
Depreciation of fixed assets as per tax rates	-	(142)	(142)	-	(125)	(125)
Unrealized gains with tax credits	-	(101)	(101)	-	(88)	(88)
Net leasing of the right to use	252	-	252	217	-	217
Other	58	-	58	60	(131)	(71)
Deferred income tax and social contribution assets (liabilities)	662	(377)	285	676	(410)	266

Compensation	(377)	377	-	(410)	410	-
Deferred income tax and social contribution assets (liabilities), net	285	-	285	266	-	266

	Consolidated
	12.31.2019			12.31.2018
	Asset	Liability	Net	Asset	Liability	Net
				Restated

Tax losses and negative basis of social contribution	538	-	548	198	-	198
Provision for risks	321	-	321	292	-	292
Goodwill tax amortization	-	(604)	(604)	-	(601)	(601)
Mark-to-market adjustment	-	(7)	(7)	-	(1)	(1)
Technological innovation – future realization	-	(7)	(7)	-	(10)	(10)
Depreciation of fixed assets as per tax rates	-	(960)	(960)	-	(128)	(128)
Unrealized gains with tax credits	82	(322)	(240)	-	(222)	(222)
Net leasing of the right to use	353	-	353	274	-	274
Cash flow hedge	-	(80)	(80)
Other	100	-	100	112	(139)	(27)
Gross deferred income tax and social contribution assets (liabilities)	192	-	192	-	-	-
Deferred income tax and social contribution assets (liabilities)	1,586	(1,980)	(394)	876	(1,101)	(225)

Compensation	(1,232)	1,232	-	(578)	578	-
Deferred income tax and social contribution assets (liabilities), net	354	(748)	(394)	298	(523)	(225)

Management has prepared a technical feasibility study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of the Company’s business. This study was prepared based on information extracted from the strategic planning report previously approved by the Company’s Board of Directors.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated

Up to one year	124	314
From 1 to 2 years	111	423
From 2 to 3 years	71	246
From 3 to 4 years	40	158
From 4 to 5 years	37	58
Above 5 years	279	387
	662	1,586

21.3.     Movement in deferred income tax and social contribution

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
		Restated		Restated
At the beginning of the period	172	112	(374)	(269)
Adjustment related to IFRS 16	94	130	149	174
Restated opening balance	266	242	(225)	(95)
Credit (expense) for the year - Continued operations	(32)	85	(93)	(66)
Expenses in the year - Discontinued operations	-	-	(122)	(87)
IR on discontinued operations	55	(59)	314	61
Income tax on other comprehensive income - Continued operations	-	(2)	1	(1)
Income tax on other comprehensive income - Discontinued operations	-	-	-	3
Special Tax Regularization Program - PERT - Discontinued operations - use of tax losses	-	-	(2)	(2)
Acquisition of companies	-	-	(375)	-
Conversion currency adjustment	-	-	(9)	-
Assets held for sale and discontinued operations (see note 32)	-	-	122	84
Others	(4)	-	(5)	-
At the end of the period	285	266	(394)	(225)

22.   Provision for risks

Provisions are recognized when the Company and its subsidiaries have a present obligation (legal or non-formalized) due to a past event, it is likely that an outflow of funds is required to settle the obligation, and it is possible to make a reliable estimate of the amount that obligation. The expense related to any provision is recorded in the income for the year, net of any reimbursement. In the case of success fees, the Company and its subsidiaries have a policy of provisioning at the time the fees are incurred, that is, when the cases are finally judged, the amounts involved for the cases still being disclosed in the explanatory notes not finalized.

The assessment of the likelihood of loss includes the assessment of the available evidence, the hierarchy of laws, the available jurisprudence, the most recent court decisions, their legal relevance, the history of occurrence and amounts involved and the assessment of external lawyers.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

22.1.     Parent Company

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2018	679	231	77	987

Additions	129	130	62	321
Payments	(28)	(55)	(26)	(109)
Reversals	(152)	(98)	(42)	(292)
Monetary adjustment	(11)	28	16	33
Balance at December 31, 2019	617	236	87	940

	Tax	Social security and labor	Civil and Regulatory	Total
Balance at December 31, 2017	436	274	102	812

Additions	338	92	87	517
Payments	(2)	(73)	(42)	(117)
Reversals	(96)	(94)	(86)	(276)
Monetary adjustment	3	32	16	51
Balance at December 31, 2018	679	231	77	987

22.2.     Consolidated

	Tax	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2018	828	291	116	1,235
Additions	149	449	162	760
Payments	(41)	(328)	(84)	(453)
Reversals	(274)	(200)	(92)	(566)
Monetary adjustment	(10)	66	23	79
Acquisition of companies	76	13	14	103
Foreign Exchange variation of subsidiary	2	-	-	2
Deconsolidation Via Varejo	111	28	6	145
Balance at December 31, 2019	841	319	145	1,305

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

	PIS/COFINS	Social security and labor	Civil and Regulatory	Total

Balance at December 31, 2017	637	331	139	1,107
Additions	387	997	362	1,746
Payments	(2)	(812)	(207)	(1,021)
Reversals	(158)	(597)	(262)	(1,017)
Transfer to instalments taxes	-	-	-	-
Monetary adjustment	4	119	37	160
Liabilities related to assets held for sale and discontinued operations (see Note 32)	(40)	253	47	260
Balance at December 31, 2018	828	291	116	1,235

22.3.     Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

                       PIS, COFINS and others

Correspond to matters related to non-approval of compensation, including amounts of lesser expression, which on December 31, 2019 total R$4 (R$86 on December 31, 2018).

Other tax claims remained, which, according to the analysis of its legal advisors, were provisioned by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) undue credit (iv) no social charges on benefits granted to its employees, due to an unfavorable decision in the Court (v) other minor issues. The amount accrued for these matters as of December 31, 2019 is R$345 (R$340 as of December 31, 2018).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basked of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$50 as of December 31, 2019 (R$92 as of December 31, 2018) since this claim was considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim. On May 9, 2019, the STF upheld the previous understanding and did not comply with the request for modulation of the effects of the decision. However, such a decision did not have a major impact on the Company's financial information, since the amount was already provisioned in its entirety.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Company accrued R$268 (R$221 in December 2018) representing the estimatio of probable loss evaluated by management based on documentation evidence aspect of the claims.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as of December 31, 2019 is R$96 (R$88 in December 31, 2018).

Éxito Group

The subsidiary Éxito and its subsidiaries discuss tax issues related to value added tax, property tax and industry and commerce taxes in the amount of R$78 on December 31, 2019.

22.4.    Labor and social security taxes

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At December 31, 2019, the Company recorded a provision of R$319 (R$291 as of December 31, 2018). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

22.5.     Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal internal and external counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•     The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts claimed by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of December 31, 2019, the amount accrued for these lawsuits is R$68 (R$49 as of December 31, 2018), for which there are no escrow deposits.

•     The Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss. On December 31, 2019 the amount of this provision is R$24 (R$27 on December 31, 2018).

•        The subsidiary Éxito and its subsidiaries respond to certain lawsuits related to civil liability cases, lawsuits for rental conditions and other matters in the amount of R$17 on December 31, 2019.

•        In relation to the provisioned amounts remaining for other civil jurisdiction matters on December 31, 2019, it is R$36 (R$40 on December 31, 2018).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Total civil lawsuits and others as of December 31, 2019 amount to R$145 (R$116 as of December 31, 2018).

22.6.     Non-accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance without indemnization from shareholders is of R$10,829 as December 31, 2019 (R$10,671 in December 31, 2018), and are mainly related to:

•     INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$453, as December 31, 2019 (R$420 as of December 31, 2018). The lawsuits are under administrative and court discussions.

•     IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. The amount involved is R$1,055 as of December 31, 2019 (R$1,021 as of December 31, 2018).

•     COFINS, PIS and IPI – the Company has been challenged about offsets of IPI credits acquired from third parties with a final and an-appeal over the decision, fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits, among others less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,022 as December 31, 2019 (R$1,985 as of December 31, 2018).

•        ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$6,773, as of December 31, 2019 (R$6,582 as of December 31, 2018), which await a final decision at the administrative and court levels.

•     Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS and sundry taxes, in the amount of R$123 as December 31, 2019 (R$150 as of December 31, 2018), which await decision at the administrative and court levels.

•     Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$403 as December 31, 2019 (R$513 as of December 31, 2018).

•     The subsidiary Éxito and its subsidiaries have an amount of R$72 of lawsuits with probability of possible losses on December 31, 2019, mostly related to tax matters.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,409 in December 31, 2019 (R$1,317 in December 31, 2018).

The Company is responsible for the legal processes of GLOBEX prior to the association with Casas Bahia (Via Varejo). As of December 31, 2019, the amount involved in tax proceedings is R$484 (R$399 as of December 31, 2018).

The Company engages external attorneys to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of December 31, 2019 the estimated amount, in case of success in all lawsuits, is approximately R$205 (R$186 as of December 31, 2018).

22.7.     Judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has recorded judicial deposits as follows.

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018

Tax	172	168	242	237
Labor	424	417	474	463
Civil and other	43	39	79	76
Total	639	624	795	776

22.8. Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total
	2019	2018	2019	2018	2019	2018

Tax	843	838	9,162	9,033	10,005	9,871
Labor	-	3	539	190	539	193
Civil and other	11	12	469	433	480	445
Total	854	853	10,170	9,656	11,024	10,509

The cost of letter of guarantees is approximately 0.59% per year of the amount of the lawsuits and is recorded as expense.

22.9. Deduction of ICMS from the calculation basis for PIS and COFINS

Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Group has challenged the right to deduct ICMS taxes from the calculation basis for PIS and COFINS. On March 15, 2017, the Supreme Court ruled that ICMS should be excluded from the calculation basis of PIS and COFINS.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Since the decision of the Supreme Court on March 15, 2017, the proceedings have been brought forward by our legal advisors without any change in management's judgment, but without the final decision on the appeal filed by the prosecution. The Company and its advisors estimate that the decision on this appeal will not limit the right of the lawsuit filed by the Company, however, the elements of the lawsuit are still pending decision and do not allow the recognition of assets related to the credits to be raised since filing of the lawsuit in 2003. The subsidiaries that had the final and unappealable process recorded in 2019 the amount of R$382, of which R$198 in the financial result. The Company also estimates the potential value of the credits in the amount of R$1,184.

22.10.     Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península").

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion, and rules the calculation of the rental fees.

The Proceeding refers to certain terms and conditions of the Agreements and does not affect the continuity of the leasing of the stores, which are contractually assured. The amounts on which the Company is exposed can not be determined with reasonable certainty based on the current stage of the arbitral process. Management assessed the arbitration as possible loss, based on the opinion provided by the external legal counsel.

23.     Leasies transactions

23.1.   Leasies obligations

When entering into a contract, the Company assesses whether the contract is, or contains, a lease. The contract is, or contains, a lease if it transfers the right to control the use of the identified asset for a specified period in exchange for consideration.

The Company leases equipment and commercial spaces, including stores and distribution centers, under cancellable and non-cancellable lease agreements. The terms of the contracts vary substantially between 5 and 25 years.

The Company and its subsidiaries as lessees

The Company evaluates its lease agreements in order to identify lease terms for a right to use, using the exemptions provided for contracts with a term of less than twelve months and an individual asset value below US$5,000 (five thousand dollars).

The contracts are then recorded, when the lease begins, as a Lease Liability against the Right of Use (notes 15 and 16), both at the present value of the minimum lease payments, using the interest rate implicit in the contract, if this can be used, or an incremental interest rate considering loans obtained by the Company.

The lease term used in the measurement corresponds to the term that the lessee is reasonably certain to exercise the option to extend the lease or not to exercise the option to terminate the lease.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Subsequently, payments made are segregated between financial charges and reduction of the lease liability, in order to obtain a constant interest rate on the liability balance. Financial charges are recognized as financial expenses for the period.

Lease use assets are amortized over the lease term. Capitalizations for improvements, improvements and renovations carried out in stores are amortized over their estimated useful life or the expected term of use of the asset, limited if there is evidence that the lease will not be extended.

Variable rents are recognized as expenses in the years in which they are incurred.

The Company and its subsidiaries as lessors

Leases where the Company does not substantially transfer all the risks and rewards of ownership of the asset are classified as operating leases. The initial direct costs of negotiating operating leases are added to the book value of the leased asset and recognized over the term of the contract, on the same basis as rental income.

Variable rents are recognized as income in the years in which they are earned.

Leasing contracts totaled R$8,656 as of December 31, 2019 (R$5,776 as of December 31, 2018), according to the following table:

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
		Restated		Restated
Financial lease liability – minimum rental payments:
Up to 1 year	533	431	937	507
1 - 5 years	1,663	1,643	2,936	1,956
Over 5 years	2,725	2,596	4,794	3,324
Present value of finance lease agreements	4,921	4,670	8,667	5,787

Future financing charges	5,466	5,688	8,007	6,780
Gross amount of finance lease agreements	10,387	10,358	16,674	12,567

The interest expense on lease liability is presented in note 29. The incremental interest rate of the Company and its subsidiaries at the date of signing of the agreements was 10.73% in the nine-month ended December 31, 2019 (12.61% as of December 31, 2018).

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

23.2.        Movement of leasing obligation

	Parent Company	Consolidated
At December 31, 2018	4,670	5,787
Additions	123	807
Remeasurement	533	838
Accrued interest	530	862
Payments	(843)	(1,498)
Anticipated lease contract closure	(92)	(116)
Aquisition of companhies	-	1,817
Conversion currency adjustment	-	33
Deconsolidation Via Varejo	-	137
At December 31, 2019	4,921	8,667

Current	533	937
Noncurrent	4,388	7,730

	Parent Company	Consolidated
At December 31, 2017	4,331	5,267
Additions	308	519
Remeasurement	331	1,184
Accrued interest	516	985
Exchange and monetary variation	-	1
Payments	(782)	(1,743)
Anticipated lease contract closure	(34)	(80)
Liabilities related to assets held for sale and discontinued operations	-	(346)
At December 31, 2018	4,670	5,787

Current	431	507
Noncurrent	4,239	5,280

23.3.   Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Expenses (income) for the period:		Restated		Restated
Variable (0.1% to 4.5% of sales)	10	11	38	31
Sublease rentals (*)	(210)	(180)	(230)	(191)

(*) Refers to lease agreements receivable from commercial shopping malls.

24.   Deferred revenue

The Company received amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the subsidiary Sendas received amounts for the rental of back lights for exhibition of products from its suppliers.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018

Future revenue agreement	10	16	10	16
Additional or extended warranties	16	19	16	19
Barter agreement	-	-	-	-
Services rendering agreement - Allpark	9	11	9	11
Revenue from credit card operators and banks	42	44	84	44
Back lights	-	-	142	134
Gift Card	6	8	99	8
Others	1	1	31	31
	84	99	391	263

Current	60	89	365	250
Noncurrent	24	10	26	13

25.     Shareholders’ equity

a.      Capital stock

Common shares and preferred shares are classified as equity.

The subscribed and paid-up capital as of December 31, 2019 is represented by 267,997 (266,845 as of December 31, 2018) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares (99,680 as of December 31, 2018) and 168,317 in thousands of preferred shares (167,165 as of December 31, 2018).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

At the Board of Directors’ Meetings held on February 20, 2019, May 7, 2019, June 24, 2019 and July 24, 2019, were approved a capital increase of R$32 (R$3 on December 31, 2018) through the issuance of 1,152 thousands preferred shares (265 thousands of preferred shares on December 31,2018). On December 31, 2019, the capital stock is R$6,857 (R$6,825 on December 31, 2018).

b.      Share rights

The preferred shares do not have voting rights, assuring to its owners the following rights and advantages: (i) priority in the capital reimbursement in case of Company´s liquidation, (ii) priority in the receipt of annual minimum dividend in the amount of R$0.08 per share, non-cumulative; (iii) priority in the receipt of dividend 10% higher than the dividend attributed to the common shares, including for the purposes of the calculation the amount paid in item (ii) above.

When any related party purchases shares of the Company’s equity share capital (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

c.      Earnings reserve

(i)   Legal reserve: corresponds to appropriations of 5% of net income of each year, limited to 20% of the capital.

(ii) Expansion reserve: corresponds to appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.

d.      Granted options recognizes

The “options granted” caption recognizes the effects of the Company’s executives’ share-based payments under technical pronouncement CPC 10 (R1) (IFRS 2) – Share-based payment.

The Company's employees and administrators (including its subsidiaries) may receive payment based on shares, when employees provide services in exchange for equity instruments (“transactions settled with shares”).

The Company measures the transaction costs of employees eligible for share based compensation, based on the fair value of equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires a definition of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires a definition of the most appropriate information for the valuation model, including the stock option life expectancy, volatility and dividend return, as well as the preparation of corresponding assumptions.

The cost of operations settled with shares is recognized as an expense for the year, together with a corresponding increase in shareholders' equity, during the year in which the performance and / or service provision conditions are met. Accumulated expenses recognized in relation to equity instruments on each base date, up to the acquisition date, reflect the extent to which the acquisition period has expired and the best estimate of the Company and its subsidiaries of the number of equity instruments that will be acquired.

The expense or reversal of expenses for each year represents the movement in accumulated expenses recognized at the beginning and end of the year. Expenses related to services that have not completed their acquisition period are not recognized, except in the case of operations settled with shares in which the acquisition depends on a market condition or non-acquisition of rights, which are treated as acquired, regardless of whether the market condition or non-acquisition of rights is satisfied or not, provided that all other performance and / or service provision conditions are met.

When an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified. An additional expense is recognized in the event of a change that increases the total fair value of the share-based payment transaction or that otherwise benefits the employee, as measured on the date of the change.

In the event of cancellation of an equity instrument, it is treated as if it were fully acquired on the date of cancellation, and any expenses not yet recognized, referring to the premium, are recognized immediately in the income for the year. This includes any premium whose conditions of non-acquisition under the control of the Company or the employee are not met. However, if the canceled plan is replaced by a new plan and substitute grants are generated, on the date it is granted, the canceled grant and the new plan will be treated as if they were a modification of the original grant, as described in the previous paragraph. All cancellations for transactions settled with shares are treated in the same way.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

The dilutive effect of outstanding options is reflected as an additional dilution of shares in the calculation of diluted earnings per share.

The following describes the Former Stock Option Plan on December 31, 2019.

Compensation Plan

The Compensation Plan is managed by the Board of Directors, assigning to the Human Resources and the Compensation Committee the responsibility to grant the options and the advisory in managing the Compensation Plan (the "Committee").

Committee members will meet for the option grant Compensation Plan series and whenever necessary, decide on questions arising on the Compensation Plan. Each series of the granting of stock options will receive the letter "B" followed by a number. In the fiscal year ended December 31, 2019, was in force options granted B4, B5 and B6 Series of the Compensation Plan.

The options granted to a participant will not be exercisable for a period of 36 (thirty six) months from the date of grant ("Grace Period"), except with formal authorization by the Company, and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) month from the date of grant, and ends on the last day of the 42 (forty-second) month from the date of grant ("Exercise Period").

The participants may exercise their total purchase options or in part, in one or more times, if for each year, the option exercise term is submitted during the Exercise Period.

The exercise price of each stock option granted under the Compensation Plan should correspond to R$0.01 (one cent) ("Exercise Price").

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, in the tenth (10th) day preceding the date of acquisition of the shares.

The participant shall be disqualified for a period of 180 (one hundred and eighty) days from the date of acquisition of the shares, directly or indirectly, sell, assign, exchange, dispose of, transfer, grant to the capital of another company, grant option, or even celebrate any act or agreement which results or may result in the sale, directly or indirectly, costly or free, all or any of the shares acquired by the exercise of the purchase option under the option Plan.

The Company withhold any applicable tax under Brazilian tax law, less the number of shares delivered to the participant amount equivalent to taxes withheld.

Option Plan

The Stock Option Plan will be managed by the Board of Directors, assigning to the Human Resources and Compensation Committee the responsability to grant the options and the advisory in managing of the Stock Option Plan (the "Committee").

Committee members will meet for the option grant of the Option Plan series and, where necessary, to decide on the questions regarding the Stock Option Plan. Each series of the granting of stock options will receive the letter "C" followed by a number. In the fiscal year ended December 31, 2019, was in force options granted C4, C5 and C6 Series Option Plan.

For each serie of stock options granted under the Option Plan, the exercise price of each stock option shall be equivalent to 80% of the closing price of the average of the Company's preferred shares traded in the prior twenty (20) days in B3 - Securities, Commodities and Futures prior to the date of the Committee meeting that decides upon the granting of the options that series ("Exercise Price").

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Options granted to a Participant shall be exercisable for a period of 36 (thirty six) months from the Grant Date ("Grace Period"), and may only be exercised in the period beginning on the first day of the 37 (thirty-seventh) months as from the Grant Date, and ends on the last day of the 42 (forty-second) month as of the Grant Date ("Exercise Period"), provided the exceptions included in the Compensation Plan.

The participant may exercise their total purchase options or in part, in one or more times, if for each year the Option Exercise Agreement is submitted during the Exercise Period.

The exercise price of the options shall be paid in full in local currency by check or wire transfer available to the bank account held by the Company, provided that the payment deadline will always be the tenth (10th) day preceding the date to acquire the shares.

Information on the former stock option plan, stock option plan and compensation plan is summarized below:

					12.31.2019
					Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Exercise price at the grant date	Granted	Exercised	Cancelled	Expired	Total in effect
Series B3	05/30/2016	05/30/2019	0.01	823	(658)	(77)	(88)	-
Series C3	05/30/2016	05/30/2019	37.21	823	(640)	(110)	(73)	-
Series B4	05/31/2017	05/31/2020	0.01	537	(211)	(54)	-	272
Series C4	05/31/2017	05/31/2020	56.78	537	(209)	(55)	-	273
Series B3 -Tranche2	04/27/2018	05/30/2019	0.01	95	(95)	-	-	-
Series C3 -Tranche2	04/27/2018	05/30/2019	56.83	95	(95)	-	-	-
Series B5	05/31/2018	05/31/2021	0.01	594	(116)	(37)	-	441
Series C5	05/31/2018	05/31/2021	62.61	594	(115)	(38)	-	441
Series B6	05/31/2019	05/31/2022	0.01	434	(3)	(17)	-	414
Series C6	05/31/2019	05/31/2022	70.62	331	(2)	(17)	-	312
				4,863	(2,144)	(405)	(161)	2,153

Consolidated information of share-based payment plans – GPA

Company implemented two new share-based plans in 2019, B6 and C6 series.

According to the terms of the plans, including B6 and C6 series, each option offers to the beneficiary the right to acquire a preferred share. On both plans, there is a vesting period of 36 months from the date the Board of Directors approved the issuance of the series. The plans will be exercisable in until 6 months after the end of the vesting period. The condition to exercise the options is the beneficiary to stay as an employee. The series are different, exclusive, in the exercise price of the options and in the existence or not of a restriction of selling after vesting.

According to the plans, the options granted in each of the series may represent maximum 0.7% of the total shares issued by the Company. For these new series 765 thousands options of shares were granted.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

At December 31, 2019 there were 233 thousands treasury preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at B3 was R$87.65 per share.

The table below shows the maximum percentage of dilution to which current shareholders eventually being subject to in the event that all options granted are exercised until 2019:

	12.31.2019	12.31.2018

Number of shares	267,997	266,845
Balance of effective stock options granted	2,153	2,755
Maximum percentage of dilution	0,80%	1,03%

The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for the series B4 and C4: (a) expectation of dividends of 0.57%, (b) expectation of volatility nearly 35.19% and (c) the weighted average interest rate without risk of 9.28% and 10.07%; (d) vesting period of 18 to 36 months.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B5 and C5 series: (a) dividend expectation of 0.41%, (b) volatility expectation of nearly 36.52% and (c) the weighted average interest rate of 9.29%.

The fair value of each option granted is estimated at the grant date using the option pricing model Black & Scholes, taking into account the following assumptions for the B6 and C6 series: (a) dividend expectation of 0.67%, (b) volatility expectation of nearly 32.74% and (c) the weighted average interest rate of 7.32%.

The expectation of remaining average life of the series outstanding at December 31, 2019 is 1.50 year (1.25 year at December 31, 2018). The weighted average fair value of options granted at December 31, 2019 was R$56.41 (R$45.24 at December 31, 2018).

	Shares in thousands	Weighted average of exercise price	Weighted average of remaining contractual term

At December 31, 2018
Granted during the period	1,378	30.91
Cancelled during the period	(229)	38.64
Exercised during the period	(697)	31.96
Expired during the period	(236)	68.62
Outstanding at the end of the period	2,755	26.03	1.37
Total to be exercised at December 31, 2018	2,755	26.03	1.37

At December 31, 2019
Granted during the period	765	30.55
Cancelled during the period	(126)	31.75
Exercised during the period	(1,080)	21.55
Expired during the period	(161)	16.74
Outstanding at the end of the period	2,153	30.25	1.50
Total to be exercised at December 31, 2019	2,153	30.25	1.50

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

The amounts recorded in the Parent Company and Consolidated statement of operations, for the year ended December 31, 2019 were R$27 (R$20 as of December 31, 2018).

25.1.     Other comprehensive income

Foreign exchange variation of investment abroad

Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) of Euros to Brazilian reais, corresponding to the investment in subsidiary Cnova N.V and Colombian pesos to Reais, corresponding to the investment by CBD Sendas in the subsidiary Éxito. The effect in the Parent Company was R$151 (R$26 on December 31, 2018).

25.2.     Governamental subsidy reserve

On June 29, 2018, was approved in extraordinary shareholders’ meeting the proposal the management to reallocate the amount R$48 arising from tax incentives treated as subsidies for investments granted to the Company in the years of 2013 to 2017, initially destined to the expansion reserve. In December 2018 the company allocated an additional R$10 reserve tax incentives to be approved at an Extraordinary General Meeting.

25.3.     Dividends and Interest on Equity

The distribution of dividends to the Company's shareholders is recognized as a liability at the end of the year, based on the minimum mandatory dividends defined in the bylaws. Any amounts exceeding this minimum are recorded only on the date on which such additional dividends are approved by the Company's shareholders.

The Company's Bylaws establish the minimum payment of 25% of the net income for the year, which may be higher as determined by the Board.

The Company may pay or credit interest as remuneration on equity calculated on equity accounts, subject to the rates and limits defined by law.

On March 25, 2019, the interest on equity related to 2018 profit, in the mount of R$192 was approved, of wich R$0.747146155 per preferred share and R$0.67922378 per common share, paid on May 27, 2019.

In 2019, the Company's Board of Directors approved advances for the distribution of interest on equity in the total gross amount of R$37, as detailed below:

On June 24, 2019 approved the value of R$37 being R$0.142512451 per preferred share and R$0.129556774 per common share, paid on August 29, 2019.

Company’s management proposed dividends, calculated according to the table below, considering the interest on own capital paid to its shareholders the net amount of R$32, realized in 2019.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

	Proposed dividends
	12.31.2019	12.31.2018
		Restated

Net income, net for the year	790	1,149
Legal reserve	(39)	(60)
Tax incentives reserve	-	(10)
Calculation basis of dividends	751	1,079
Mandatory minimum dividends – 25%	188	270
Additional Dividends	-	11

Payment of interim dividends as interest on own capital	(32)	(225)
Compulsory minimum dividends	156	56

26.     Revenue from the sale of goods and / or services

CPC 47 / IFRS 15 establishes a comprehensive framework to determine if, when and for how long revenue is recognized.

Sale of goods

Revenue from sale of goods are recognized at their fair value and, when control over the products is transferred to the buyer, the Company and its subsidiaries cease to hold control or responsibility for the goods sold and the economic benefits generated to the Company and its subsidiaries are probable, which occurs substantially delivery of the products to the customers in the stores, moment when the Company's performance obligation is satisfied. No revenue is recognized if their realization is uncertain.

Service revenue

Since the Company and its subsidiaries’ are holders of policies on extended sale, financial protection insurance, personal accident insurance, sales agents in technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in profit or loss when probable that the economic benefits will flow to the Company and their values can be measured reliably.

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Gross sales
Goods	27,795	28,416	61,176	53,643
Services rendered	415	413	641	456
Sales returns and cancellations	(204)	(435)	(273)	(484)
	28,006	28,394	61,544	53,615

Taxes on sales	(2,199)	(2,197)	(4,909)	(4,227)

Net operating revenues	25,807	26,197	56,635	49,388

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

27.     Expenses by nature

Cost of goods sold

The cost of goods sold comprises the cost of purchases net of discounts and bonuses received from suppliers, changes in inventory and logistics costs.

Bonuses received from suppliers are measured based on contracts and agreements between the parties.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company and its subsidiaries and includes, warehousing, handling and freight costs incurred until the goods are available for sale. Transport costs are included in the acquisition costs.

Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Company operates. The main media used by the Company are: radio, television, newspapers and magazines. These expenses are recognized in profit or loss for the year at the time of realization.

General and administrative expenses

General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, information technology and financial areas.

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
		Restated		Restated

Cost of inventories	(17,828)	(17,548)	(42,694)	(36,239)
Personnel expenses	(3,363)	(3,429)	(5,332)	(4,846)
Outsourced services	(413)	(484)	(636)	(636)
Functional expenses	(1,230)	(1,077)	(1,904)	(1,536)
Selling expenses	(976)	(999)	(1,481)	(1,334)
Other expenses	(485)	(636)	(758)	(790)
	(24,295)	(24,173)	(52,805)	(45,381)

Cost of sales	(19,062)	(18,795)	(44,451)	(37,779)
Selling expenses	(4,492)	(4,618)	(7,431)	(6,553)
General and administrative expenses	(741)	(760)	(923)	(1,049)
	(24,295)	(24,173)	(52,805)	(45,381)

28.     Other operating expenses, net

Other operating income and expenses correspond to the effects of major or nonrecurring events occurred during the year that do not meet the definition for the other statement of operations lines.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018

Tax installments and other tax risks	(123)	(217)	(211)	(181)
Restructuring expenses (*)	(167)	(138)	(292)	(147)
Losses on disposal of fixed assets	60	179	44	125
	(230)	(176)	(459)	(203)

(*) amounts related to restructuring expenses in Brazilian operations and expenses in the acquisition of Éxito Group.

(**) includes the result of sale lease back of R$72 in the parent company and R$109 in the consolidated in 2019 (R$ 201 in 2018).

29.      Financial income (expenses), net

Financial income includes income generated by cash and cash equivalents and restricted deposits, gains related to the measurement of derivatives at fair value.

Interest income is recorded for all financial assets measured at amortized cost, using the effective interest rate, which corresponds to the discount rate for future payments or cash receipts over the expected useful life of the financial instrument - or shorter period, as the case may be - at the net book value of the financial asset or liability.

Financial expenses include substantially all expenses generated by net debt and receivables sold during the year, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

	Parent Company		Consolidated
	12.31.2019	12.31.2018	12.31.2019	12.31.2018
		Restated		Restated
Finance expenses:
Cost of debt	(323)	(325)	(584)	(368)
Cost of the anticipation of receivables	(100)	(114)	(136)	(155)
Monetary restatement loss	(88)	(88)	(157)	(78)
Interest on lease liabilities	(509)	(498)	(666)	(609)
Other finance expenses	(78)	(58)	(112)	(82)
Total financial expenses	(1,098)	(1,083)	(1,655)	(1,292)

Financial income:
Income from short term instruments	66	22	168	26
Monetary restatement gain	70	132	270	194
Other financial income	7	8	11	11
Total financial income	143	162	449	231

Total	(955)	(921)	(1,206)	(1,061)

The hedge effects are recorded as cost of debt and disclosed in Note 19.

The hyperinflation effect of the indirect subsidiary Libertad in Argentina is R$1 and is in the item “Passive monetary updates”.

30.     Earnings per share

Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year.

Diluted earnings per share are calculated as follows:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

•     Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

•     Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

As mentioned in note 1.2, the migration process to “Novo Mercado” is ongoing, As soon as the process ends, the Company will present earnings per share considering a single class of shares.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

The table below presents the determination of net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each reporting exercise:

	12.31.2019			12.31.2018
	Preferred	Ordinary	Total	Preferred	Ordinary	Total
				Restated
Basic numerator
Net income (loss) allocated to common and preferred shareholders – continued operations	310	168	478	749	407	1,156
Net income (loss) allocated to common and preferred shareholders - discontinued operations	202	110	312	(4)	(3)	(7)
Net income (loss) allocated to common and preferred shareholders	512	278	790	745	404	1,149

Basic denominator (millions of shares)
Weighted average of shares	167	100	267	167	100	267

Basic earnings per millions of shares (R$) – continued operations	1.85267	1.68424		4.48859	4.08054
Basic earnings per millions of shares (R$) - discontinued operations	1.20927	1.09934		(0.02626)	(0.02626)
Basic earnings per millions of shares (R$) - total	3.06194	2.78358		4.46233	4.05428

Diluted numerator
Net income (loss) allocated to common and preferred shareholders – continued operations	310	168	478	749	407	1,156
Net income (loss) allocated to common and preferred shareholders - discontinued operations	202	110	312	(4)	(3)	(7)
Net income (loss) allocated to common and preferred shareholders	512	278	790	745	404	1,149

Diluted denominator
Weighted average of shares (in millions)	167	100	267	167	100	267
Stock call option	1	-	1	1	-	1
Diluted weighted average of shares (millions)	168	100	268	168	100	268

Diluted earnings per millions of shares (R$) – continued operations	1.84709	1.68569		4.45796	4.08054
Diluted earnings per millions of shares (R$) – discontinued operations	1.20563	1.10078		(0.02626)	(0.02626)
Diluted earnings per millions of shares (R$) – total	3.05272	2.78647		4.43170	4.05428

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

31.     Segment information

Management considers the following segments:

•     Food retail – includes the banners “Pão de Açúcar”. “Extra Hiper”. “Extra Supermercado” / “Mercado Extra”. “Minimercado Extra”. “Minuto Pão de Açúcar”. “Posto Extra”. “Drogaria Extra” and “GPA Malls & Properties”.

•     Cash & Carry – includes the brand “ASSAÍ”.

•     Éxito Group - includes the company Éxito (Colômbia) and its subsidiaries Libertad (Argentina) and Disco (Uruguay). Éxito also operates the brands Surtimax. Super Inter. and Carulla. consequence of the acquisition of Éxito in November 2019 (note 13).

The electronics and electronic commerce segments were sold and are presented as Discontinued Operations on December 31. 2019 and 2018. The other businesses are composed of the results of James. Cheftime. Stix and Cnova N.V.. Both segments are maintained in this note for purposes of reconciliation with the consolidated financial statements.

The eliminations of the result and balance sheet are presented within the segment itself.

The debentures for the acquisition of Éxito and the interest on them were considered in the Éxito Group. as well as other expenses related to the acquisition.

Management monitors the operating results of its business units separately making decisions about resource allocation and performance assessment. The segment performance is evaluated based on operating income and is measured consistently with operating income in the financial statements.

The Company is engaged in operations of retail stores located in  states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to segments.

The Company deems irrelevant the disclosure of information on sales per product category. given that similar products are sold based on each business’ strategies and each segment has its own management controls. Thus. any aggregation product for disclosure is practically impossible.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS. among other measures. each segment’s operating profit. which includes certain corporate overhead allocations. At times. the Company reviews the measurement of each segment’s operating profit. including any corporate overhead allocations. as determined by the information regularly reviewed by the chief operating decision-maker.

Information on the Company’s segments as of December 31. 2019 is included in the table below:

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Description	Retail (*)		Cash & Carry		Éxito Group		Assets held for sale and discontinued operations (**)		Others businesses		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
		Restated		Restated				Restated		Restated		Restated

Net operating revenue	26.654	26.490	27.797	22.898	2.151	-	-	-	33	-	56.635	49.388
Gross profit	7.005	7.444	4.578	4.165	602	-	-	-	(1)	-	12.184	11.609
Depreciation and amortization	(967)	(892)	(386)	(310)	(59)	-	-	-	(1)	-	(1.413)	(1.202)
Share of profit of subsidiaries and associates	107	79	-	-	(18)	-	-	-	(99)	(51)	(10)	28
Operating income	574	1.035	1.526	1.646	37	-	-	-	(155)	(51)	1.948	2.630
Net financial expenses	(815)	(903)	(184)	(158)	(208)	-	-	-	1	-	(1.206)	(1.061)
Profit(loss) before income tax and social contribution	(241)	132	1.342	1.488	(205)	-	-	-	(154)	(51)	742	1.569
Income tax and social contribution	121	42	(441)	(455)	64	-	-	-	2	-	(254)	(413)
Net income (loss) for continued operations	(120)	174	901	1.033	(141)	-	-	-	(152)	(51)	468	1.156
Net income (loss) for discontinued operations	312	(73)	-	-	-	-	36	201	-	-	348	128
Net income (loss) of year end	192	101	901	1.033	(141)	-	36	201	(152)	(51)	836	1.284

Current assets	8.002	7.529	5.290	4.176	6.590	-	-	29.144	10	-	19.892	40.849
Noncurrent assets	15.568	15.138	7.475	6.001	15.030	-	-	-	26	-	38.099	21.139
Current liabilities	11.557	8.358	4.317	5.296	7.252	-	-	23.933	9	-	23.135	37.587
Noncurrent liabilities	9.725	9.834	2.295	1.408	9.324	-	-	-	1	-	21.345	11.242
Shareholders' equity	2.288	4.475	6.153	3.473	5.044	-	-	5.211	26	-	13.511	13.159

The debentures for the acquisition of Éxito and the interest on them were considered in the Éxito Group. as well as other expenses related to the acquisition.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Company general information

The Company and its subsidiaries operate primarily as a retailer of food. clothing. home appliances and other products. Total revenues are composed of the following brands:

	12.31.2019	12.31.2018
Assai	27.797	22.899
Extra / Compre Bem	15.624	15.792
Pão de Açúcar	6.786	6.860
Proximidade	1.273	1.182
Éxito Group	2.150	-
Stations / Drugstores / Delivery	2.971	2.655
Other business	34	-
Total net operating revenue	56.635	49.388

32.   Non cash transactions

During 2019 and 2018 the Company had transactions that was not represent disbursement of cash and therefore was not presented at the statement of cash flow. as presented below:

•      Purchase of fixed assets not paid yet as note 15.3;

•      Purchase of intangible assets not paid yet as per note 16.3;

•      Deferred income tax  as per note 21;

•      Additions of provisions for contingencies as per note 22.

33.     Non current assets held for sale and discontinued operations

33.1.          Current assets held for sale

Noncurrent assets and group of assets are reclassified as held for sale if the carrying amount will be recovered through a sale transaction. instead of continuous use. This condition is considered reached only when the asset is available to sale in the present condition. exposed only the terms that are usual to sales of these assets and the sale is highly probable. Management has to be committed to finish the sale. which must be completed in one year.

When the Company is committed to a sale plan involving the loose of subsidiary control. all the assets and liabilities of this subsidiary are classified as held for sale when the criteria above is met. even if the Company keeps a non-controlling interest in its former subsidiary after the sale. Additionally. the net income of the entity classified as held for sale is presented as discontinued operations in a unique caption into statements of operations.

After completed the sale. the Company considers any residual interest in associate in accordance with IAS 39. unless the interest withheld by the Company in the associate keep significant influence and. in this case. The Company use the equity method.

Non current assets classified as held for sale are measured based on the lower amount between carrying amount and market value less cost to sell.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Parent Company’s effects	2019	2018
		Restated

Reclassification of investment for held for sale (note 12.2)	-	1.855
Reclassification of goodwill for held for sale (note 6)	-	179
Parent company properties / land available for sale	171	30
Assets held for sale and discontinued operations	171	2.064

Consolidated	12.31.2019	12.31.2018
		Restated
Assets of discontinued operations	-	28.988
Parent company properties / land available for sale	171	30
Éxito real estate developments	47	-
Total	218	29.018

Liabilities from discontinued operations	-	23.875
Total	-	23.875

The Company entered in to a contract fot the purchase of a land on September 29, 2018 for R$115, the sale of wich was not recognized under IFRS15 due to the contractual characteristics of long – term payment and transfer of legal title at a date to be defined by the buyer.

As disclosed in notes 2 and 13.3. on June 14. 2019. the sale of Via Varejo S.A. (“VV”) was concluded. the date on which control of the subsidiary was exercised by its new controlling shareholders.

Following are the balance sheet and consolidated statements of Via Varejo's cash flows before eliminations. including effects of purchase price allocation on the acquisitions of Globex and Casa Bahia:

Balance sheet (*):

	05.31.2019	12.31.2018
Assets		Restated
Current
Total current assets	9.871	13.412
Noncurrent
Total noncurrent assets	16.266	17.732
Total assets	26.137	29.144

Liabilities
Current
Total current liabilities	13.484	15.733

Noncurrent
Total noncurrent liabilities	7.375	8.200
Shareholders’ equity	5.278	5.211
Total liabilities and shareholders’ equity	26.137	29.144

(*) Prior to elimination of GPA related party balances.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

Cash flow:	05.31.2019	0.30.2018
		Restated

Cash flow provided by (used in) operating activities	(2.640)	1.609
Net cash provided by (used in) investing activities	(234)	(590)
Net cash provided by (used in) financing activities	(651)	(867)
Cash variation in the period	(3.525)	152

        Income statement:

The breakdown of profit from discontinued operations presented in the consolidated income statement of the Company is as follows:

	05.31.2019	12.31.2018
		Restated

Net operating revenue	10.527	26.928
Profit before income tax and social contribution	169	341
Income tax and social contribution	(119)	(101)
Profit for the period	50	240

Other results from discontinued operations	(100)	(112)
Gain on the sale of discontinued operations (note 12.3)	398	-
Profit from discontinued operations presented in the consolidated income statement of the Company	348	128

Attributable:
Controlling shareholders of the Company	312	(7)
Participation of non-controlling shareholders	36	135

Additionally a reclassification was made of incurred costs on Parent Company basically related to indemnity costs of contingences form prior periods to acquisition. paid to Via Varejo. Under IFRS 5. such costs were reclassified to discontinued activities in the amount of R$87 on December 31. 2019 (R$91 on December 31. 2018).

34.           Insurance coverage

The insurance coverage as of December 31. 2019 is summarized as follows:

		Amount insured
Insured assets	Covered risks	Parent Company	Consolidated
Property and equipment and inventories	Assigning profit	16.328	26.120
Profit	Loss of profits	7.630	12.306
Cars and Others (*)	Damages	315	378

The Company maintains specific policies for general civil liability of R$100 and civil responsibility of R$134. coverage against fraud and risk (Criminal) in the amount of R$44 and risk of damage protection and Cybersecurity responsibility (Cyber) of R$37. Totaling the coverage of R$315.

(*)      The value reported above does not include coverage of the hulls. which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

Companhia Brasileira de Distribuição Notes to the consolidated financial statements December 31, 2019 and 2018 (In millions of Brazilian reais, unless otherwise stated)

35.           Subsequent events

On January 6. 2020. there was the 17th issue of debentures. not convertible into shares. in a single series. with a total value of R$2 billion with maturities in up to 3 years. The funds will be used to strengthen working capital and extend the debt profile. Interest will be paid semiannually. The debentures will have remuneration corresponding to 100% of the accumulated variation of the daily average rates of the DI - Interbank Deposits for one day. plus 1.45% per year.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 19, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.